UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (Date of earliest event reported): September 24, 2025

Commission File Number 0-17071

FIRST MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	35-1544218
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

200 East Jackson Street

P.O. Box 792

Muncie, IN 47305-2814

(Address of principal executive offices, including zip code)

(765) 747-1500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.125 stated value per share	FRME	Nasdaq Global Select Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On September 24, 2025, First Merchants Corporation, an Indiana corporation (“First Merchants”), and First Savings Financial Group, Inc., an Indiana corporation (“First Savings”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which First Savings will, subject to the terms and conditions of the Merger Agreement, merge with and into First Merchants (the “Merger”), whereupon the separate corporate existence of First Savings will cease and First Merchants will survive. Immediately following the Merger, First Savings’ wholly owned subsidiary, First Savings Bank, shall be merged with and into First Merchants’ wholly owned subsidiary, First Merchants Bank, with First Merchants Bank as the surviving bank. A copy of the Merger Agreement is filed as Exhibit 2.1 and incorporated herein by reference.

Subject to the terms and conditions of the Merger Agreement, upon the Merger becoming effective (the “Effective Time”), the common shareholders of First Savings will be entitled to receive, for each outstanding share of First Savings common stock, a 0.85 share (the “Exchange Ratio”) of First Merchants common stock, in a tax-free exchange. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions, or as otherwise described in the Merger Agreement. Fractional shares of First Merchants common stock will not be issued in respect of fractional interests arising from the Exchange Ratio but will be paid in cash pursuant to the Merger Agreement.

Immediately prior to the Effective Time, each outstanding First Savings restricted stock award held by certain directors, executive officers and employees of First Savings, whether unvested or vested, will be exchanged for shares of First Merchants common stock based on the Exchange Ratio according to their respective award agreement terms.

In addition, prior to the Effective Time, each outstanding option to purchase First Savings common stock, whether or not exercisable or vested, will automatically fully vest (to the extent not vested) and, at the Effective Time and to the extent not previously exercised, be canceled and First Savings or First Savings Bank will pay to the holder thereof cash in an amount equal to (i) the aggregate number of shares of First Savings common stock subject to the option, multiplied by (ii) the excess, if any, of (A) the product of the Exchange Ratio multiplied by the average closing price of First Merchants common stock for the ten (10) days preceding the fourth calendar day prior to the date of the Merger, over (B) the applicable exercise price.

Based on the number of shares of First Savings common stock currently outstanding, First Merchants expects to issue approximately 5.95 million shares of its common stock, in exchange for all of the issued and outstanding shares of First Savings common stock. Based on the closing price of First Merchants’ common stock on September 24, 2025 of $39.53 per share, the implied value for a share of First Savings common stock is $33.60. The aggregate transaction value is estimated at approximately $241.3 million.

The Boards of Directors of both First Merchants and First Savings have approved the Merger Agreement. The members of the Board of Directors of First Savings and certain executive officers of First Savings have entered into a Voting Agreement pursuant to which each of them has agreed to vote their shares of First Savings common stock in favor of the Merger. A copy of the Voting Agreement is filed as Exhibit 10.1 and incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants of First Savings and First Merchants, including, among others, covenants (i) to, subject to certain exceptions as more fully set forth in the Merger Agreement, conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, and (ii) prohibiting First Savings, subject to certain exceptions more fully set forth in the Merger Agreement, from engaging in certain kinds of transactions during such period. The Board of Directors of First Savings has adopted a resolution recommending the approval and adoption of the Merger Agreement by its common shareholders, and First Savings has agreed to hold a shareholder meeting to put the Merger before its common shareholders for consideration. First Savings has also agreed, for a period of time and subject to certain exceptions as set forth in the Merger Agreement, not to (i) solicit proposals relating to alternative business combination transactions or (ii) enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

Consummation of the Merger is subject to various conditions, including, among others, (i) requisite approval of the holders of First Savings common stock; (ii) effectiveness of a Form S-4 registration statement relating to the shares of First Merchants common stock to be issued in the Merger, (iii) authorization for listing on the Nasdaq Global Select Market of the shares of First Merchants common stock to be issued in the Merger, and (iv) receipt of regulatory approvals. The parties anticipate completing the Merger in the first quarter of 2026.

The Merger Agreement contains certain termination rights for both First Merchants and First Savings. Under certain circumstances, termination of the Merger Agreement may result in the payment of a termination fee by First Savings to First Merchants, all as more fully described in the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are not complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, as applicable, which are filed as Exhibits 2.1 and 10.1, respectively, and, as mentioned above, are incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On September 25, 2025, First Merchants and First Savings issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference herein.

In addition, First Merchants prepared supplemental information regarding the Merger for analysts and investors. A copy of the information is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The preceding information, as well as Exhibits 99.1 and 99.2 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

FORWARD-LOOKING STATEMENTS

This filing and the exhibits hereto contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and First Savings will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory approvals or the approval of First Savings’ common shareholders, and the ability to complete the Merger on the expected timeframe; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity (including the ability to grow and maintain core deposits and retain large uninsured deposits), credit and interest rate risks associated with First Merchants’ business; the impacts of epidemics, pandemics or other infectious disease outbreaks; and other risks and factors identified in First Merchants’ filings with the Securities and Exchange Commission.

First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing. In addition, First Merchants’ and First Savings’ respective past results of operations do not necessarily indicate either of their anticipated future results, whether or not the Merger is completed.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement for First Savings and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed Merger. When finalized, the Proxy Statement-Prospectus will be submitted to First Savings’ common shareholders to solicit their proxies in connection with their vote on the proposed Merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. Once filed, you may obtain a free copy of the Proxy Statement- Prospectus, when it becomes available, as well as other filings containing information about First Merchants and First Savings, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investor Relations,” then under the heading “Financial Information” and finally under the link “SEC Filings,” or by accessing First Savings’ website (http://www.fsbbank.net) under the link “Investor Relations.” Alternatively, these documents, when available, can be obtained free of charge from First Merchants upon written request to First Merchants Corporation, 200 East Jackson Street, Muncie, IN 47305, Attention: Corporate Secretary, or by calling (765) 747-1500, or from First Savings, upon written request to First Savings Financial Group, Inc., 702 N Shore Drive, Suite 300, Jeffersonville, IN 47130, Attention: Investor Relations, or by calling (812) 283-0724.

First Merchants and First Savings and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the common shareholders of First Savings in connection with the proposed Merger. Information about the directors and executive officers of First Merchants is set forth in the proxy statement for First Merchants’ 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2025. Information about the directors and executive officers of First Savings is set forth in the proxy statement for the First Savings 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 8, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement-Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

2.1*	Agreement and Plan of Merger between First Merchants Corporation and First Savings Financial Group, Inc. dated September 24, 2025

10.1	Voting Agreement, dated September 24, 2025, among First Merchants Corporation and each member of the Board of Directors and certain executive officers of First Savings Financial Group, Inc.

99.1	Press Release, dated September 25, 2025

99.2	Presentation, dated September 25, 2025

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

*

Schedules to the subject agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 25, 2025

First Merchants Corporation

By:	/s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President and Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

FIRST SAVINGS FINANCIAL GROUP, INC.

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is entered into as of the 24th day of September, 2025, by and between FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”), and FIRST SAVINGS FINANCIAL GROUP, INC., an Indiana corporation (“First Savings”).

W I T N E S S E T H:

WHEREAS, First Merchants is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Muncie, Delaware County, Indiana, with First Merchants Bank, an Indiana commercial bank (“FMB”), as its wholly-owned subsidiary;

WHEREAS, First Savings is a registered bank holding company that has elected financial holding company status under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Jeffersonville, Clark County, Indiana, with First Savings Bank, an Indiana commercial bank (the “Bank”), as its wholly-owned subsidiary;

WHEREAS, Southern Indiana Financial Corporation, an Indiana corporation (“Southern”), First Savings Investments, Inc., a Nevada corporation (“Investments”), Q2 Business Capital, LLC, an Indiana limited liability company (“Q2”), and Crimson Properties, LLC, a Kentucky limited liability company (“Crimson”), are wholly-owned subsidiaries of the Bank (the Bank, Southern, Investments, Q2, and Crimson are sometimes collectively referred to herein as the “Subsidiaries” or individually as a “Subsidiary”);

WHEREAS, it is the desire of First Merchants and First Savings to effect a series of transactions whereby (i) First Savings will merge with and into First Merchants, and (ii) the Bank will merge with and into FMB;

WHEREAS, as a condition and inducement to the willingness of First Merchants to enter into this Agreement, each director of First Savings and certain executive officers of First Savings and/or the Bank has entered into an agreement dated as of the date hereof in the form attached hereto as Exhibit A, pursuant to which he or she has agreed to vote his or her shares of First Savings Common Stock (a defined herein) in favor of this Agreement and the transactions contemplated hereby (each, a “Voting Agreement”);

WHEREAS, the Boards of Directors of First Merchants and First Savings have adopted and approved this Agreement and authorized its execution; and

WHEREAS, for federal income tax purposes, it is intended that the merger of First Savings with and into First Merchants shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and First Merchants and First Savings desire to and hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, First Merchants and First Savings hereby make this Agreement and prescribe the terms and conditions of the merger of First Savings with and into First Merchants and the merger of the Bank with and into FMB and the mode of carrying the transactions into effect as follows:

SECTION 1

THE MERGERS

1.1 First Savings Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 11 hereof), First Savings shall be merged with and into First Merchants pursuant to the terms and conditions of this Agreement and otherwise in accordance with the Indiana Business Corporation Law (the “Merger”). First Merchants, as the continuing corporation, shall sometimes be referred to herein as the “Continuing Company” and shall continue its corporate existence under the laws of the State of Indiana, pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law and particularly Indiana Code § 23-1-40.

1.2 The Bank Merger. Subject to the terms and conditions of this Agreement, immediately following the Effective Time, the Bank shall be merged with and into FMB pursuant to the terms and conditions of the Agreement and Plan of Merger attached hereto as Exhibit B (the “Bank Merger Agreement”) and otherwise in accordance with 12 U.S.C. §1828(c), and the Indiana Financial Institutions Act, as amended, together with any regulations promulgated thereunder (the “Bank Merger”).

1.3 Right to Revise Mergers. The parties may, at any time prior to the Effective Time, change the method of effecting the Merger or the Bank Merger if and to the extent the parties mutually deem such change to be desirable, including, without limitation, to provide for the merger of First Savings into a wholly-owned subsidiary of First Merchants and/or the merger of the Bank or either of them into FMB or wholly-owned subsidiaries of First Merchants or FMB; provided, however, that no such change, modification or amendment shall (a) alter or change the amount or kind of consideration to be received by the shareholders of First Savings specified in Section 3 hereof as a result of the Merger, except in accordance with the terms of Section 3 hereof; (b) adversely affect the tax treatment to the shareholders of First Savings; or (c) materially impede or delay receipt of any approvals referred to in this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 2

EFFECT OF THE MERGER

Upon the Merger becoming effective:

2.1 General Description. The separate existence of First Savings shall cease, and the Continuing Company shall possess all of the assets of First Savings and shall succeed to and assume all of the rights, privileges, immunities, powers, franchises, duties, obligations and liabilities of First Savings in accordance with the Indiana Business Corporation Law.

2.2 Name, Offices, and Management. The name of the Continuing Company shall continue to be “First Merchants Corporation.” Its principal office shall be located at 200 E. Jackson Street, Muncie, Indiana. The Board of Directors of the Continuing Company, until such time as their successors have been elected and qualified, shall consist of the Board of Directors of First Merchants immediately prior to the Effective Time. In accordance with Section 8.12, a current member of the First Savings Board of Directors will also be appointed to the First Merchants Board of Directors. The officers of First Merchants immediately prior to the Effective Time shall continue as the officers of the Continuing Company.

2.3 Capital Structure. The amount of capital stock of the Continuing Company shall not be less than the capital stock of First Merchants immediately prior to the Effective Time increased by the amount of capital stock issued in accordance with Section 3 hereof.

2.4 Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of the Continuing Company shall be those of First Merchants immediately prior to the Effective Time until the same shall be further amended as provided therein or by law.

2.5 Assets and Liabilities. The title to all assets, real estate and other property owned by First Merchants and First Savings shall vest in the Continuing Company without reversion or impairment. All liabilities of First Savings shall be assumed by the Continuing Company.

2.6 Additional Actions. If, at any time after the Effective Time, the Continuing Company shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Continuing Company its right, title or interest in, to or under any of the rights, properties or assets of First Savings or the Subsidiaries, or (b) otherwise carry out the purposes of this Agreement, First Savings and the Subsidiaries shall be deemed to have granted to the Continuing Company an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Continuing Company and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Continuing Company are authorized in the name of First Savings or the Subsidiaries to take any and all such action.

SECTION 3

CONSIDERATION TO BE DISTRIBUTED

3.1 Consideration

(a) First Savings Common Stock. Upon and by reason of the Merger becoming effective, the holders of record, at the Effective Time, of First Savings common stock, $0.01 par value per share (“First Savings Common Stock”), shall be entitled to receive, in exchange for each share of First Savings Common Stock held, a 0.85 (the “Exchange Ratio”) share of First Merchants’ common stock (“First Merchants Common Stock”) (the “Merger Consideration”). The Exchange Ratio shall be subject to adjustment as set forth in Section 3.3.

(b) Automatic Conversion of Stock. At the Effective Time, all of the shares of First Savings Common Stock that, immediately prior to the Effective Time, are issued and outstanding shall, by virtue of the Merger and without any action on the part of First Merchants, First Savings or the holders thereof, be converted in accordance with subsection (a) above into the right to receive, subject to the other provisions hereof, the Merger Consideration.

3.2 Fractional First Merchants Common Shares. Fractional shares of First Merchants Common Stock shall not be issued in respect of fractional interests arising from the Exchange Ratio. Each holder of First Savings Common Stock who would have otherwise been entitled to a fraction of a share of First Merchants Common Stock, upon surrender of all such shareholder’s First Savings Common Stock, shall be paid in cash (without interest), an amount rounded to the nearest whole cent, determined by multiplying the First Merchants Average Price (as defined below) by the fractional share of First Merchants Common Stock to which such holder of First Savings Common Stock would otherwise be entitled. No such holder of First Savings Common Stock shall be entitled to dividends, voting rights, or any other rights in respect of any fractional share. The term “First Merchants Average Price” shall mean the volume weighted average trading price of a share of First Merchants Common Stock as reported by Bloomberg, L.P. for the ten (10) days that First Merchants Common Stock trades on the Nasdaq Global Select Market preceding the fourth (4th) calendar day prior to the Effective Time. The First Merchants Average Price shall be appropriately and proportionately adjusted to reflect any share adjustment as contemplated by Section 3.3 hereof.

3.3 Recapitalization. If, between the date of this Agreement and the Effective Time, First Merchants issues a stock dividend with respect to its shares of common stock, combines, subdivides, or splits up its outstanding shares or takes any similar recapitalization action, then the Exchange Ratio shall be adjusted so that each holder of First Savings Common Stock shall receive such number of shares of First Merchants Common Stock as represents the same percentage of outstanding shares of First Merchants Common Stock at the Effective Time as would have been represented by the number of shares of First Merchants Common Stock such shareholder would have received if the recapitalization had not occurred.

3.4 Distribution of Merger Consideration.

(a) Each share of common stock of First Merchants outstanding immediately prior to the Effective Time shall remain outstanding unaffected by the Merger.

(b) On or prior to the Effective Time, First Merchants shall (i) authorize the issuance of and shall make available to Broadridge Corporate Issuer Solutions, Inc. or such other exchange agent selected by First Merchants (the “Exchange Agent”), for the benefit of the registered shareholders of First Savings Common Stock for exchange in accordance with this Section 3, certificates (or evidence of shares in book entry form at First Merchants’ option) of First Merchants Common Stock (the “First Merchants Stock Certificates”) to be issued pursuant to Section 3.1, and (ii) shall deposit with the Exchange Agent sufficient cash for payment of any amounts payable in lieu of any fractional shares of First Merchants Common Stock in accordance with Section 3.2. Such First Merchants Stock Certificates and cash are referred to in this Section 3 as the “Exchange Fund.” First Merchants shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(c) Within five (5) business days following the Effective Time, the Exchange Agent shall mail to each holder of record of First Savings Common Stock a letter of transmittal (the “Letter of Transmittal”) providing (i) with respect to First Savings shareholders whose shares of First Savings Common Stock are held in certificate form, that delivery shall be effected and risk of loss of title to the certificates representing First Savings Common Stock shall pass only upon delivery of the certificates to the Exchange Agent, (ii) with respect to First Savings shareholders whose shares of First Savings Common Stock are held in certificate form, instructions as to the transmittal to the Exchange Agent of certificates representing shares of First Savings Common Stock and, (iii) with respect to all holders of First Savings Common Stock, instructions as to the issuance of shares of First Merchants Common Stock and cash (in lieu of fractional shares) in exchange therefor pursuant to the terms of this Agreement. Distribution of shares of First Merchants Common Stock (in certificated form or book entry) and cash payments in lieu of fractional shares required hereunder, shall be made by the Exchange Agent to each former holder of First Savings Common Stock within five (5) business days following the date of such shareholder’s delivery to the Exchange Agent of such shareholder’s certificates representing First Savings Common Stock, for shareholders whose shares of First Savings Common Stock are held in certificated form, and a properly completed and executed Letter of Transmittal. Interest shall not accrue or be payable with respect to any cash payments.

(d) Following the Effective Time, stock certificates representing First Savings Common Stock shall be converted to, and deemed to evidence only the right to receive, such number of shares of First Merchants Common Stock as determined in accordance with Sections 3.1 and 3.2 above (for all corporate purposes other than the payment of dividends) and cash for fractional shares, as applicable. No dividends or other distributions otherwise payable subsequent to the Effective Time on shares of First Merchants Common Stock shall be paid to any shareholder entitled to receive the same until such shareholder has complied with the surrender, exchange and delivery contemplated by Section 3.4(c) above. Upon surrender or compliance with the provisions of Section 3.4(c), there shall be paid to the record holder of First Merchants Common Stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such First Merchants Common Stock.

(e) From and after the Effective Time, there shall be no transfers on the stock transfer books of First Savings of any shares of First Savings Common Stock. If the Merger Consideration is to be issued or paid to a person other than a person in whose name a surrendered Certificate (or book entry evidence thereof) is registered, it shall be a condition of issuance that the surrendered Certificate (or book entry evidence thereof) shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance or payment shall pay to the Exchange Agent any required transfer or other taxes or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of First Savings Common Stock for twelve (12) months after the Effective Time shall be paid, distributed, or otherwise released to First Merchants, or its successors in interest. Any shareholders of First Savings who have not theretofore complied with this Section 3 shall thereafter look only to First Merchants, or its successors in interest, for the issuance of shares of First Merchants Common Stock or the payment of cash amounts and any unpaid dividends and distributions on First Merchants Common Stock deliverable in respect of each share of First Savings Common Stock such shareholder holds as determined pursuant to this Agreement. Notwithstanding the foregoing, none of First Merchants, the Exchange Agent or any other person shall be liable to any former holder of shares of First Savings Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) First Merchants shall be entitled to rely upon the stock transfer books of First Savings to establish the persons entitled to receive shares of First Merchants Common Stock and cash payments hereunder, which books, in the absence of actual knowledge by First Merchants of any adverse claim thereto, shall be conclusive with respect to the ownership of such stock.

(h) With respect to any certificate for First Savings Common Stock which has been lost, stolen, or destroyed, First Merchants shall be authorized to issue First Merchants Common Stock and cash (in lieu of fractional shares) to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance reasonably satisfactory to First Merchants, and upon compliance by such registered owner with all procedures historically required by First Savings in connection with lost, stolen, or destroyed certificates, with any costs incurred at the shareholder’s expense.

3.5 Director and Employee Equity Awards.

(a) Immediately prior to the Effective Time, each then outstanding restricted stock award, whether unvested or vested, shall be exchanged for shares of First Savings Common Stock according to their respective award agreement terms. Upon issuance of the shares of First Savings Common Stock to a holder of restricted stock as provided above, any award agreement between First Savings and such holder and the holder’s rights thereunder shall terminate and be of no further force or effect.

(b) After all regulatory and shareholder approvals required for consummation of the transactions contemplated by this Agreement have been obtained, but prior to the third (3rd) trading day immediately preceding the Effective Time, the Compensation Committee of First Savings Board of Directors shall cause each option to purchase shares of First Savings Common Stock (each a “First Savings Option”) granted by First Savings under equity plans (“First Savings Incentive Plans”) to fully vest (to the extent not vested). On the day immediately preceding the Effective Time, each First Savings Option that is outstanding and unexercised as of such date and which has not been canceled prior thereto shall, automatically and without any required action on behalf of the holder thereof, be canceled and First Savings or its Subsidiaries shall pay to the holder thereof cash in the amount equal to the product of (i) the number of shares of First Savings Common Stock provided for in such First Savings Option, and (ii) the excess, if any, of (A) the Per Share

Cash Equivalent Consideration (as defined below) over (B) the exercise price per share of First Savings Common Stock provided for in such First Savings Option (the “Cancellation Payment”). The Cancellation Payment shall be paid on the day immediately preceding the Effective Time and shall be made without interest and shall be less applicable tax withholdings. First Savings shall be responsible for any applicable withholding and tax reporting with respect to the Cancellation Payments. All out-of-the-money First Savings Options, if any, shall be cancelled as of the day immediately preceding the Effective Time without any payment. First Savings shall prohibit the exercise of any First Savings Option on and after the third (3rd) trading day immediately preceding the Effective Time. For purposes hereof, “Per Share Cash Equivalent Consideration” means the Exchange Ratio (as adjusted pursuant to Section 3.3) multiplied by the First Merchants Average Price.

SECTION 4

NO DISSENTING SHAREHOLDERS

Holders of shares of First Savings Common Stock, pursuant to the Indiana Business Corporation Law, First Savings’s Articles of Incorporation or Bylaws, contract or otherwise, do not have, and the Board of Directors of First Savings have not taken any action that would cause any holder of shares of First Savings Common Stock to have, the right of a shareholder to dissent and obtain payment for shares under Section 23-1-44 of the Indiana Business Corporation Law or any successor statute.

SECTION 5

REPRESENTATIONS AND

WARRANTIES OF FIRST SAVINGS

Except (i) as disclosed in the First Savings Disclosure Letter or (ii) as disclosed in any registration statement, prospectus, report, schedule or definitive proxy statement filed with or furnished to the Securities and Exchange Commission (the “SEC”) by First Savings between January 1, 2024 and the date hereof (but disregarding disclosures of risks under the heading “Risk Factors” or in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), First Savings hereby makes the representations and warranties set forth below to First Merchants with respect to itself and the Subsidiaries. For the purposes of this Agreement, “First Savings Disclosure Letter” is defined as the disclosure letter prepared by First Savings and delivered to First Merchants contemporaneously with the execution of this Agreement.

5.1 Organization and Authority. First Savings, the Bank, and Southern are each a corporation duly organized and validly existing under the laws of the State of Indiana. Investments is a corporation duly organized and validly existing under the laws of the State of Nevada. Q2 is a limited liability company duly organized and validly existing under the laws of the State of Indiana. Crimson is a limited liability company duly organized and validly existing under the laws of the Commonwealth of Kentucky. First Savings and each of the Subsidiaries have the corporate power and authority to conduct their respective businesses in the manner and by the means utilized as of the date hereof. First Savings’s only insured depository subsidiary is the Bank. The Bank’s only subsidiaries are Southern, Investments, Q2, and Crimson. The Bank is subject to primary federal regulatory supervision and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Other than the Subsidiaries, First Savings has no direct or indirect subsidiaries.

5.2 Authorization.

(a) First Savings has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to satisfaction of the conditions precedent in Section 9. This Agreement, when executed and delivered by all parties, will have been duly authorized and will constitute a valid and binding obligation of First Savings, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights. The respective Boards of Directors of First Savings and the Bank, and First Savings as the sole shareholder of the Bank, have approved the Merger and the Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement. The Board of Directors of First Savings has adopted this Agreement and resolved to recommend to the holders of First Savings Common Stock that they approve this Agreement subject to Section 7.5 hereof.

(b) Except as set forth in the First Savings Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof, does or will (i) conflict with, result in a breach of, or constitute a default under First Savings’s or any Subsidiary’s organizational documents; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which First Savings or any Subsidiary is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of First Savings or any Subsidiary, the result of which would have a Material Adverse Effect; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which First Savings or any Subsidiary is subject or bound, the result of which would have a Material Adverse Effect; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, First Savings or any Subsidiary is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment.

For the purpose of this Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of First Savings and the Subsidiaries taken as a whole, or First Merchants and FMB taken as a whole, as applicable or (ii) would materially impair the ability of First Savings or First Merchants, as applicable, to consummate timely the transactions contemplated by this Agreement; provided, however, that, solely with respect to clause (i) above, a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies, or any material line of business of First Savings or First Merchants, as applicable, or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles in the United States (“GAAP”) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of market interest rates (including the impact on the securities portfolios of First Savings and the Bank, or First Merchants and FMB, as applicable) or conditions or circumstances relating to or that affect either the United States economy or the economy of the markets served by First Savings or First Merchants, as applicable, financial or securities markets or the banking industry, generally (including any such changes, conditions or circumstances arising out of the “Pandemic” or any “Pandemic Measures” (each as defined below)), (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence on the date of or contemplated by this Agreement and disclosed to First Merchants and payment of any termination fees previously disclosed to First Merchants with respect to any contracts terminated in contemplation of the Merger, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of First Savings and the Subsidiaries, or First Merchants and FMB, as applicable, (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices, (i) changes, after the date hereof, resulting from any outbreak of any disease or other public health event (including the Pandemic) and (j) any failure, in and of itself, to meet projections for financial performance, but not including the underlying causes thereof; except, with respect to clauses (a), (b), (e), (h) and (i), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry (including, in the case of clause (a), material lines of business) in which such party and its subsidiaries operate. In no event shall a change in the trading price of the First Merchants Common Stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants or a change in the trading price of First Savings Common Stock, by itself, be considered to constitute a Material Adverse Effect on First Savings, it being understood that this sentence shall not (i) prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect or (ii) limit the rights of First Savings or First Merchants under Section 10.1(i). As used in this Agreement, the term “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions, variations or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; and the term “Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, reduced capacity, social distancing, shut down, closure, sequester or other directives, guidelines, executive orders, mandates or recommendations promulgated by any international, federal, state or local governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.

(c) Other than required filings with Nasdaq and the Financial Industry Regulatory Authority and the filing of Articles of Merger (the “Articles of Merger”) with the Indiana Secretary of State, the filing of articles of merger, certificates of merger or other filings necessary to consummate the Bank Merger, and such notices and filings made in connection or in compliance with the banking regulatory approvals contemplated by Section 9.1(c) and federal and state securities laws and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary with respect to First Savings or the Bank for the consummation by First Savings or the Bank of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 5.2(c) above and except as set forth in the First Savings Disclosure Letter, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by First Savings or the Bank of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

5.3 Capitalization.

(a) As of the close of business on the business day immediately preceding the date of this Agreement, First Savings has authorized Twenty-One Million (21,000,000) shares of capital stock, comprised of Twenty Million (20,000,000) authorized shares of First Savings Common Stock, $0.01 par value per share, 6,977,308 shares of which are issued and outstanding, and One Million (1,000,000) authorized shares of preferred stock, $0.01 par value per share, none of which are outstanding. All of the issued and outstanding shares of First Savings Common Stock have been duly and validly authorized by all necessary corporate action of First Savings, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. First Savings has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(a) and, except as set forth in the First Savings Disclosure Letter, First Savings has no intention or obligation to authorize or issue additional shares of its capital stock, except as otherwise permitted under Section 7.3(a).

(b) As of the date of this Agreement, the Bank has 10,000 shares of common stock, $1.00 par value, authorized and outstanding, all of which are held beneficially and of record by First Savings. Such issued and outstanding shares of Bank common stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Bank shareholder. All of the issued and outstanding shares of Bank common stock are owned by First Savings free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(b) and has no intention or obligation to authorize or issue any other shares of capital stock.

(c) As of the date of this Agreement, Southern has 1,000 shares of common stock, $100 par value per share, authorized and outstanding, all of which are held beneficially and of record by the Bank. Such issued and outstanding shares of Southern capital stock have been duly and validly authorized by all necessary corporate action of Southern, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Southern shareholder. All of the issued and outstanding shares of Southern common stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Southern has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(c) and has no intention or obligation to authorize or issue any other shares of capital stock.

(d) As of the date of this Agreement, Investments has 2,500 shares of common stock, no par value per share, authorized and outstanding, all of which are held beneficially and of record by the Bank. Such issued and outstanding shares of Investments capital stock have been duly and validly authorized by all necessary corporate action of Investments, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Investments shareholder. All of the issued and outstanding shares of Investments common stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Investments has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(c) and has no intention or obligation to authorize or issue any other shares of capital stock.

(e) As of the date of this Agreement, the Bank is the sole member of Q2. Such membership interest has been duly and validly authorized by all necessary company action of Q2, is validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive rights of any Q2 member. All membership interest of Q2 is owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Q2 has no membership interest authorized, issued or outstanding other than as described in this Section 5.3(e) and has no intention or obligation to authorize or issue any other membership interest.

(f) As of the date of this Agreement, the Bank is the sole member of Crimson. Such membership interest has been duly and validly authorized by all necessary company action of Crimson, is validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive rights of any Crimson member. All membership interest of Crimson is owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Crimson has no membership interest authorized, issued or outstanding other than as described in this Section 5.3(f) and has no intention or obligation to authorize or issue any other membership interest.

(g) Except as set forth on the First Savings Disclosure Letter there are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock, equity interests, membership interest or any debt securities, of First Savings or any Subsidiary by which First Savings or any Subsidiary is or may become bound. Neither First Savings nor any Subsidiary has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of capital stock or equity interests, as applicable.

(h) Except as set forth in the First Savings Disclosure Letter, to the knowledge of First Savings’s Management (as defined below), as of the date hereof no person or entity beneficially owns more than five percent (5%) of First Savings’s outstanding common shares.

5.4 Organizational Documents. The respective Articles of Incorporation and Bylaws (or Articles of Organization and LLC Agreement, as applicable) of First Savings and the Subsidiaries have been delivered to First Merchants and represent true, accurate and complete copies of such corporate documents of First Savings and the Subsidiaries in effect as of the date of this Agreement.

5.5 Compliance with Law. Except as disclosed on the First Savings Disclosure Letter, to the knowledge of First Savings’s Management, neither First Savings nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect on First Savings or that in any material manner relates to its capital adequacy, its credit or risk management policies, or its ability to consummate the transactions contemplated by this Agreement, nor is First Savings aware of any other reason why the granting of any required regulatory approval would be denied or unduly delayed. First Savings and each Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption, except where the failure to possess such licenses or other authorizations would not be reasonably expected to have a Material Adverse Effect on First Savings, and such licenses, franchises, permits and authorizations shall be transferred to First Merchants at the Effective Time without any material restrictions or limitations thereon or the need to obtain any consents of third parties, except as otherwise set forth in the First Savings Disclosure Letter. Subject to Section 13.14, neither First Savings nor any Subsidiary is subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of First Savings or any Subsidiary. The Bank has not received any notice of enforcement actions since January 1, 2021 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act

of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X or any laws with respect to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, the origination, sale and servicing of mortgage and consumer loans, the protection of the environment, or the rules and regulations promulgated thereunder. First Savings has not received any notice of enforcement actions since January 1, 2021, from any regulatory agency or government authority relating to its compliance with any securities laws applicable to First Savings. The Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

5.6 Accuracy of Statements. No information which has been or shall be supplied by First Savings with respect to its businesses, operations and financial condition for inclusion in the proxy statement, registration statement, or regulatory applications relating to the Merger or the Bank Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the regulatory applications and registration statement, and each amendment or supplement thereto, if any, at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained therein not misleading.

5.7 Litigation and Pending Proceedings. Except as set forth in the First Savings Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or, to the knowledge of First Savings’s Management, threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does First Savings’s Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. To the knowledge of First Savings’s Management, there are no uncured violations, criticisms or exceptions, or violations with respect to which refunds or restitutions may be required, cited in any report, correspondence or other communication to First Savings or any Subsidiary as a result of an examination by any regulatory agency or body which could reasonably be expected to have a Material Adverse Effect.

5.8 Financial Statements.

(a) First Savings’s consolidated audited balance sheets as of September 30, 2024 and 2023, the unaudited consolidated balance sheet as of June 30, 2025 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “Financial Information”) present fairly the consolidated financial condition or position of First Savings as of the respective dates thereof and the consolidated results of operations of First Savings for the respective periods covered thereby and have been prepared in conformity with GAAP applied on a consistent basis.

(b) All loans reflected in the Financial Information and which have been made, extended or acquired since June 30, 2025 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that the Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming the Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming the Bank as secured party or mortgagee which would not, on an aggregate basis, be material to the Bank.

5.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the First Savings Disclosure Letter, since June 30, 2025, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Savings Disclosure Letter, between the period from June 30, 2025 to the date of this Agreement, First Savings and each Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to First Savings’s Common Stock (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of First Savings or any Subsidiary or, with the exception of the issuance of shares in the ordinary course of business consistent with past practice, any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for First Savings’s or any Subsidiary’s common shares or equity interests, as applicable.

5.10 Absence of Undisclosed Liabilities. Except as set forth in the First Savings Disclosure Letter, neither First Savings nor the Bank has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, including any liabilities related to that certain Flow Loan Purchase Agreement dated as of April 24, 2025, by and between the Bank and Alliant Credit Union, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) per year and which may be terminated within one year from the date of this Agreement, (c) liabilities incurred since June 30, 2025 in the ordinary course of business consistent with past practice that either alone or when considered with all similar liabilities, have not had or would not reasonably be expected have a Material Adverse Effect on First Savings, (d) liabilities incurred for reasonable legal, accounting, financial advising fees and out-of-pocket expenses or fees in connection with the transactions contemplated by this Agreement, and (e) unfunded loan commitments made in the ordinary course of the Bank’s business consistent with past practices. Neither First Savings nor the Subsidiaries have entered into any reinsurance or similar agreements in order to participate in a captive insurance pool or program.

5.11 Title to Assets.

(a) As of June 30, 2025, First Savings and each Subsidiary have good and marketable title to all personal property reflected in the June 30, 2025 Financial Information; First Savings has good and marketable title to all other properties and assets which First Savings or any Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in First Savings’s or any Subsidiary’s business; and First Savings has good and marketable title to all property and assets acquired since June 30, 2025, in each of the foregoing cases free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by First Savings or any Subsidiary of such properties and assets is in material compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

5.12 Loans and Investments.

(a) Except as set forth in the First Savings Disclosure Letter, there is no loan of the Bank in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) that, as of June 30, 2025, (i) has been classified by First Savings, applying applicable regulatory examination standards, as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss;” (ii) has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability, or (iii) has been identified by First Savings’s Management to be ninety (90) days or more past due with respect to principal or interest or has been placed on nonaccrual status.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information were adequate in the judgment of First Savings’s Management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the First Savings Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by First Savings or any Subsidiary since June 30, 2025 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of First Savings or any Subsidiary to dispose freely of such investment at any time. Except as set forth in the First Savings Disclosure Letter, neither First Savings nor any Subsidiary is a party to any repurchase agreements with respect to securities.

(d) With respect to each loan originated, held, or serviced by First Savings or any Subsidiary under the U.S. Small Business Administration (“SBA”) loan program, (a) such loan has been originated, underwritten, closed, and serviced in all material respects in accordance with all applicable SBA statutes, regulations, Standard Operating Procedures (SOPs), and other official SBA guidance in effect at the time of origination and throughout the term of the loan and (b) all required documentation has been properly completed and maintained, and all eligibility, use of proceeds, and other program requirements have been satisfied, such that the SBA guaranty, to the knowledge of First Savings’s Management, is valid, enforceable, and has not been impaired or rendered unenforceable due to any act or omission of First Savings or any Subsidiary.

5.13 Mortgage Business.

(a) Each of First Savings and the Subsidiaries (including the Bank) (i) is and at all relevant times since January 1, 2022, was approved and in good standing, as required, as an issuer of the Government National Mortgage Association (“Ginnie Mae”), a seller/servicer of the Federal National Mortgage Association (“Fannie Mae”), and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), a lender or mortgagee of the Federal Housing Administration of the U.S. Department of Housing and Urban Development, the United States Department of Veterans Affairs, and the Rural Housing Service of the United States Department of Agriculture, and as otherwise appropriate by all governmental or regulatory authorities, agencies, courts, commissions, or other administrative entities (“Governmental Entities”) or by all other entities with which such First Savings entity conducts and has conducted business, (ii) since January 1, 2022, has not received any written notice of any cancellation or suspension of, or material limitation on, its status as a licensee or as an approved issuer, seller/servicer or lender, as applicable, from any of the foregoing Governmental Entities, (iii) since January 1, 2022, has not received any written notice indicating that any event has occurred that would reasonably be expected to result in it not maintaining its Mortgage Servicing Rights in respect of any Servicing Agreement, except, in the case of subclause (iii) only, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Savings, and (iv) holds and at all relevant times since January 1, 2022 held in good standing all required approvals, permits and licenses of all Governmental Entities that are necessary to the conduct of the mortgage banking-related business of First Savings and the Subsidiaries (including the Bank), as applicable.

(b) As of September 30, 2024, subject to Applicable Requirements and except for any Permitted Encumbrances, First Savings or a Subsidiary (including the Bank), owned the entire right, title, and interest free and clear of any liens or encumbrances in and to the First Savings Acquired Mortgage Loans, Mortgage Servicing Rights, and First Savings Owned Mortgage Loans, in each case, that were reflected as an asset in the audited consolidated balance sheet of First Savings and its Subsidiaries as of September 30, 2024, and has not disposed of any such right, title, or interest in such assets except in the ordinary course of business consistent with past practice. First Savings or a Subsidiary (including the Bank) has the right to service the Mortgage Loans currently being serviced by First Savings or a Subsidiary (including the Bank). If First Savings or a Subsidiary (including the Bank) originated or acquired a First Savings Acquired Mortgage Loan and then sold or otherwise transferred such First Savings Acquired Mortgage Loan to a third party, (i) First Savings or a Subsidiary (including the Bank), as applicable, had good and marketable title free and clear of any liens or encumbrances, other than Permitted Encumbrances, and (ii) to the knowledge of First Savings’s Management, such third party does not, as of the date hereof, have the right to exercise any right to demand repurchase of such First Savings Acquired Mortgage Loan by First Savings or a Subsidiary (including the Bank).

(c) First Savings and the Subsidiaries (including the Bank) are in material compliance with, and since January 1, 2022, have complied in all material respects with their respective servicing or, as applicable, subservicing, obligations under all Applicable Requirements. Since January 1, 2022 through the date of this Agreement, neither First Savings nor any of the Subsidiaries has received written or, to the knowledge of First Savings’s Management, oral notice of any pending or threatened cancellation or partial termination of any Servicing Agreement.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Savings, each First Savings Acquired Mortgage Loan that was originated or securitized by First Savings or any Subsidiary (including the Bank) and, to the knowledge of First Savings’s Management, each First Savings Acquired Mortgage Loan that was not originated or securitized by First Savings, was underwritten, originated, funded, insured and securitized in accordance with all Applicable Requirements in effect at the applicable time. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Savings, each Mortgage Loan and the related servicing rights that was sold or otherwise transferred to a third party, was sold or otherwise transferred in accordance with all Applicable Requirements in effect at the time of such sale or transfer.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Savings, (i) the origination file, servicing file, records and documents (whether hard copy or electronic) for each Mortgage Loan owned or serviced by either First Savings, a Subsidiary (including the Bank) or, to the knowledge of First Savings’s Management, a Subservicer as of the date hereof is true and complete and complies with all Applicable Requirements and (ii) there has been no servicer default, servicer termination event, portfolio trigger or other default or breach by First Savings, any Subsidiary (including the Bank) or to the knowledge of First Savings’s Management, a Subservicer under any Servicing Agreement or any Applicable Requirements.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Savings, all First Savings Owned Mortgage Loans represent (i) genuine, legal, valid and binding payment obligations in writing of the obligors thereunder, and (ii) are enforceable by the holders thereof in accordance with their terms (other than as may be limited by bankruptcy or insolvency law or the Coronavirus Aid, Relief, and Economic Security Act or similar state and local laws, directives or guidelines promulgated by any Governmental Entity).

(g) No right of rescission, setoff, adjustment, counterclaim or defense has been asserted or threatened in writing with respect to the Mortgage Loans that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Savings.

(h) To the knowledge of First Savings’s Management, no obligor under any Mortgage Loan is an individual that was included on the “Specially Designated Nationals and Blocked Persons List” of the Office of Foreign Assets Control at the time of origination.

(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Savings, no Mortgage Loan was originated in, or is subject to the laws of, any jurisdiction the laws of which would make unlawful, void or voidable the sale, transfer and/or assignment of the Mortgage Loans or the related Mortgage Servicing Rights (or any related instruments under which it was originated). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Savings, neither First Savings nor any Subsidiary (including the Bank) has entered into any contract with any obligor that prohibits, restricts or conditions the assignment of such Mortgage Loans or the related Mortgage Servicing Rights (or any related instruments under which it was originated).

(j) Except as would not reasonably be expected to have a Material Adverse Effect on First Savings, either individually or in the aggregate, either First Savings or a Subsidiary (including the Bank) (or its designated custodian or servicer) has in its possession the complete Data Tape (as defined below) with respect to each First Savings Acquired Mortgage Loan and neither such Data Tape nor any files of First Savings or a Subsidiary (including the Bank) have any marks or notations indicating that any ownership or security interest therein has been pledged, assigned or otherwise conveyed to any person.

(k) Prior to the date hereof, First Savings has delivered to First Merchants an electronic file containing, for each First Savings Owned Mortgage Loan, the information specified in the First Savings Disclosure Letter (the “Data Tape”). The Data Tape is true and complete in all material respects as of the date specified therein.

(l) For purposes of this Agreement:

(i) “Applicable Requirements” means, as of the time of reference, (A) all applicable laws and published guidelines of Fannie Mae, Freddie Mac, or Ginnie Mae, the Federal Housing Administration, the U.S. Department of Veterans Affairs, the U.S. Department of Agriculture, and any other entity (other than First Savings and the Subsidiaries) to or with which a Mortgage Loan (including a First Savings Owned Mortgage Loan, First Savings Acquired Mortgage Loan, and a First Savings Serviced Mortgage Loan) is or has been sold, transferred, serviced, pooled, securitized, or insured, in each case relating to the origination (including the taking, processing and underwriting of the relevant Mortgage Loan application and the closing or funding of the relevant Mortgage Loan), purchase, assignment, sale, pooling, servicing, subservicing, or enforcement of, or filing of claims in connection with, any Mortgage Loan at the relevant time, (B) all of the terms of the mortgage note, security instrument and any other related loan documents relating to each Mortgage Loan, (C) all requirements set forth in the Servicing Agreements, (D) any law, statute, regulation, order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena, or verdict entered, issued, made, or rendered by any Governmental Entity or arbitrator applicable to any Mortgage Loans and (E) all requirements set forth in the credit, underwriting, servicing and collection policies and procedures of First Savings and the Subsidiaries (including the Bank).

(ii) “First Savings Acquired Mortgage Loan” means any Mortgage Loan originated or purchased by First Savings or any Subsidiary (including the Bank).

(iii) “First Savings Owned Mortgage Loan” means any Mortgage Loan for which First Savings (either on its own or through a Subservicer) performs servicing as a result of its ownership of that Mortgage Loan and not pursuant to a Servicing Agreement.

(iv) “First Savings Serviced Mortgage Loan” means any Mortgage Loan serviced or master serviced by First Savings or a Subsidiary (either on its own or through a Subservicer) pursuant to a Servicing Agreement at any time since January 1, 2022.

(v) “Mortgage Loans” means any mortgage loan originated, purchased, serviced, or subserviced by First Savings or any Subsidiary (including the Bank), including forward and reverse mortgage loans.

(vi) “Mortgage Servicing Rights” means the rights, title and interest to mortgage servicing rights acquired pursuant to the Servicing Agreements or any side or ancillary agreement entered into in connection with any Servicing Agreement, including (A) the right to receive any servicing fees, general servicing fees, excess servicing fees, late fees, or other income or compensation payable to the mortgage servicing rights owner, solely in its capacity as such, under such Servicing Agreement, and (B) all other rights of a mortgage servicing rights owner as provided for in any Servicing Agreement.

(vii) “Permitted Encumbrances” means (A) statutory liens securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (B) liens for real property taxes not yet delinquent or being contested in good faith by appropriate proceedings, (C) easements, rights of way, and other nonmonetary encumbrances that do not materially and adversely affect the value, or use or operation in the ordinary course of the business of First Savings, of the properties or assets subject thereto or affected thereby, (D) such imperfections or irregularities of title or liens as do not materially and adversely affect the value, or use or operation in the ordinary course of the business of First Savings, of the properties or assets subject thereto or affected thereby, (E) zoning, building codes, and other land use laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any governmental authority having jurisdiction over such real property and that are not violated by the current use and operation of such real property or the operation of the business of First Savings and the Subsidiaries, and (F) with respect to all leased real property, all liens encumbering the interest of the fee owner or any superior lessor, sublessor or licensor, and rights of landlord under the applicable leases.

(viii) “Servicing Agreement” means any contract or agreement pursuant to which First Savings or a Subsidiary (including the Bank) is obligated to a Governmental Entity or any other third-party person to service and administer Mortgage Loans.

(ix) “Subservicer” means any third party engaged to service loans on behalf of First Savings or a Subsidiary (including the Bank) pursuant to a Servicing Agreement.

5.14 Employee Benefit Plans.

(a) The First Savings Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by First Savings, any Subsidiary or any other entity, trade or business that, together with First Savings, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“First Savings ERISA Affiliate”), and covers any employee, director or former employee or director of First Savings, any Subsidiary or any First Savings ERISA Affiliate under which First Savings or any First Savings ERISA Affiliate has any liability. The First Savings Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by First Savings, any Subsidiary or any First Savings ERISA Affiliate since January 1, 2023. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to First Merchants together with the three (3) most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as an “Employee Plan” and collectively as the “Employee Plans.” The Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) To the knowledge of First Savings’s Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Employee Plan that could subject First Savings to material taxes or penalties. Neither First Savings, any Subsidiary nor any First Savings ERISA Affiliate has any material liability to the Pension Benefit Guaranty Corporation (“PBGC”), to the Internal Revenue Service (“IRS”), to the Department of Labor (“DOL”), to the Employee Benefits Security Administration, with respect to any Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of First Savings’s Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of an Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to First Savings, any Subsidiary or any First Savings ERISA Affiliate.

(e) Each of the Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the First Savings Disclosure Letter, First Savings and/or any First Savings ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS (or are otherwise relying on an opinion letter issued to a prototype plan sponsor) and has furnished to First Merchants copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(f) Except as disclosed in the First Savings Disclosure Letter, no Employee Plan has incurred an “accumulated funding deficiency,” as determined under Section 412 of the Code and Section 302 of ERISA. First Savings has at all times met the minimum funding standard, and has made all contributions required, under Section 412 of the Code and Section 302 of ERISA. No facts or circumstances exist that may subject First Savings, any Subsidiary, or any First Savings ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Neither First Savings, any Subsidiary nor any First Savings ERISA Affiliate ever has engaged in any transaction within the meaning of Section 4069 of ERISA. Except as disclosed in the First Savings Disclosure Letter, there exist no facts or circumstances which could subject First Savings, or any First Savings ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither First Savings nor any First Savings ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(g) No Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to First Savings, any Subsidiary or any First Savings ERISA Affiliate.

(h) No claims involving an Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of First Savings’s Management, have been threatened to be filed in a court of law.

(i) Except as set forth in the First Savings Disclosure Letter, there is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of First Savings or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of First Savings’s Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on First Savings. To the knowledge of First Savings’s Management, First Savings has materially complied with all requirements of Section 601 of ERISA, as applicable, with respect to any Employee Plan.

(k) The First Savings Disclosure Letter contains a list of each material employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by First Savings or any Subsidiary and (iii) covers any employee, director or former employee or director of First Savings or any Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “Benefit Arrangements.” Each of the Benefit Arrangements has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangements.

(l) Except as set forth in the First Savings Disclosure Letter or as required by applicable law, neither First Savings nor any First Savings ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of First Savings, any Subsidiary or any First Savings ERISA Affiliate.

(m) Except as set forth in the First Savings Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by First Savings, any Subsidiary or any First Savings ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement administered by First Savings or any First Savings ERISA Affiliate which would increase materially the expense of maintaining such Employee Plans or Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended September 30, 2024.

(n) Except as otherwise provided in the First Savings Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the First Savings Disclosure Letter and, except as otherwise set forth in the First Savings Disclosure Letter, has been operated in all material respects in accordance with, and is in documentary compliance with Section 409A of the Code and the guidance issued thereunder.

5.15 Obligations to Employees. Except as set forth in the First Savings Disclosure Letter, all accrued obligations and liabilities of First Savings and any Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by First Savings or any Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by First Savings or any Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the First Savings Disclosure Letter, all obligations and liabilities of First Savings and the Subsidiaries, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefore have been and are being made in accordance with GAAP, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 5.15 are correctly and accurately reflected and accounted for in the books, statements and records of First Savings and the Subsidiaries, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

5.16 Taxes, Returns and Reports. Except as set forth in the First Savings Disclosure Letter, First Savings and the Subsidiaries have (a) duly filed all material federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable by them; and (c) other than in the ordinary course of business, not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the Financial Information is adequate to cover all of First Savings’s and the Subsidiaries’ tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to June 30, 2025. Except as set forth in the First Savings Disclosure Letter, since January 1, 2022, neither First Savings nor any Subsidiary has received written notice that a federal, state or local tax return is under audit by any taxing authority.

5.17 Deposit Insurance. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) in accordance with the Federal Deposit Insurance Act, as amended, and the Bank has paid all premiums and assessments with respect to such deposit insurance.

5.18 Reports. Since January 1, 2022, First Savings and the Bank have timely filed all reports, registrations and statements, together with any required amendments thereto, that First Savings or any Subsidiary was required to file with (i) the Federal Reserve Board, (ii) the Indiana Department of Financial Institutions (the “Indiana DFI”), (iii) the FDIC, and (iv) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “First Savings Regulatory Authorities”), having jurisdiction over the affairs of First Savings or the Bank except where such failure would not have a Material Adverse Effect. All such reports filed by First Savings and any Subsidiary complied in all material respects with all applicable rules and regulations promulgated by the applicable First Savings Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with regulatory accounting principles applied on a consistent basis.

5.19 Absence of Defaults. Neither First Savings nor any Subsidiary is in violation of its respective Articles of Incorporation or Bylaws (or Articles of Organization and LLC Agreement, as applicable) or to the knowledge of First Savings’s Management in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to First Savings’s Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for such violations or defaults which would not have a Material Adverse Effect.

5.20 Tax and Regulatory Matters. Neither First Savings nor any Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

5.21 Real Property.

(a) A list of the locations of each parcel of real property owned by First Savings or any Subsidiary (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by First Savings or the Bank for disposition as required by law) is set forth in the First Savings Disclosure Letter under the heading of “First Savings Owned Real Property” (such real property being herein referred to as the “First Savings Owned Real Property”). A list of the locations of each parcel of real property leased by First Savings or any Subsidiary is also set forth in the First Savings Disclosure Letter under the heading of “First Savings Leased Real Property” (such real property being herein referred to as the “First Savings Leased Real Property”). First Savings shall update the First Savings Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by First Savings or the Bank for disposition as required by law). Collectively, the First Savings Owned Real Property and the First Savings Leased Real Property are herein referred to as the “First Savings Real Property.”

(b) There is no pending action involving First Savings or any Subsidiary as to the title of or the right to use any of the First Savings Real Property.

(c) Other than the First Savings Owned Real Property, neither First Savings nor any Subsidiary has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) None of the buildings, structures or other improvements located on the First Savings Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures and improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) None of the buildings, structures or improvements located on the First Savings Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code, and there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of First Savings’s Management, threatened, with respect to any such building, structure or improvement. The First Savings Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the First Savings Leased Real Property, to the extent required to be maintained by First Savings or the Bank) in accordance with reasonable and prudent business practices applicable to like facilities. The First Savings Real Property has been used and operated in all material respects in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the Financial Information, and except for liens for taxes not yet due and payable or with respect to such easements, liens, defects or encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an owners’ association, as do not individually or in the aggregate materially adversely affect the use or value of the First Savings Owned Real Property and which would not have a Material Adverse Effect, First Savings and the Subsidiaries have, and at the Effective Time will have, good and marketable title to their respective First Savings Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the First Savings Disclosure Letter and to the knowledge of First Savings’s Management, First Savings or any Subsidiary has not caused or allowed the generation, treatment, storage, disposal or release at any First Savings Real Property of any Toxic Substance (as defined below), except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. “Toxic Substance” means any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the First Savings Disclosure Letter and to the knowledge of First Savings’s Management, there are no underground storage tanks located on, in or under any First Savings Owned Real Property and no such First Savings Owned Real Property has previously contained an underground storage tank. Except as set forth in the First Savings Disclosure Letter and to the knowledge of First Savings’s Management, First Savings or any Subsidiary do not own or operate any underground storage tank at any First Savings Leased Real Property and no such First Savings Leased Real Property has previously contained an underground storage tank. To the knowledge of First Savings’s Management, no First Savings Real Property is or has been listed on the Comprehensive Environmental Response, Compensation, and Liability Information System (“CERCLIS”).

(i) Except as set forth in the First Savings Disclosure Letter and to the knowledge of First Savings’s Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any First Savings Real Property nor, to the knowledge of First Savings’s Management, are there any other conditions or circumstances affecting any First Savings Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of First Savings’s Management, there are no mechanic’s or materialman’s liens against the First Savings Leased Real Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the First Savings Leased Real Property in respect of which liens may or could be filed against the First Savings Leased Real Property, which would reasonably be expected to have a Material Adverse Effect.

5.22 Securities Law Compliance. The First Savings Common Stock is traded on the Nasdaq Capital Market under the symbol of “FSFG”. First Savings has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2023, First Savings has filed all reports and other documents required to be filed by it under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), including First Savings’s Annual Report on Form 10-K for the year ended September 30, 2024 and First Savings’s Quarterly Report on Form 10-Q for the nine-month period ended June 30, 2025, copies of which have previously been delivered to First Merchants. Since January 1, 2023, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

5.23 Broker’s or Finder’s Fees. Except for Piper Sandler & Co., no agent, broker or other person acting on behalf of First Savings or any Subsidiary or under any authority of First Savings or any Subsidiary is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

5.24 Shareholder Rights Plan. First Savings does not have a shareholder rights plan or, except as expressly provided in the Articles of Incorporation or Bylaws of First Savings, any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of First Savings or the Bank or which may be considered an anti-takeover mechanism.

5.25 Indemnification Agreements. Except as set forth in the First Savings Disclosure Letter, neither First Savings nor any Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer or shareholder against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or Bylaws (or Articles of Organization or LLC Agreement, as applicable) of First Savings or the Subsidiaries.

5.26 Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Savings, to the knowledge of First Savings’s Management, since January 1, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of First Savings and its Subsidiaries.

5.27 Intellectual Property. First Savings and each Subsidiary owns or has a license to use all of the Intellectual Property (as defined below) used by it in the course of its business, including sufficient rights in each copy possessed by First Savings and each Subsidiary, as applicable. First Savings and each Subsidiary is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by it in connection with its business operations, and First Savings and each Subsidiary has the right to convey by sale or license any Intellectual Property so conveyed. To the knowledge of First Savings’s Management, neither First Savings nor any Subsidiary is in material default under any of its Intellectual Property licenses. To the knowledge of First Savings’s Management, no proceedings have been instituted, or are pending or threatened, which challenge the rights of First Savings or any Subsidiary with respect to Intellectual Property used, sold, or licensed by it in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To the knowledge of First Savings’s Management, the conduct of the business of First Savings and the Subsidiaries does not infringe any Intellectual Property of any other person. Neither First Savings nor any Subsidiary is obligated to pay any recurring royalties to any person with respect to any such Intellectual Property. To the knowledge of First Savings’s Management, no officer, director, or employee or First Savings or any Subsidiary is party to any contract, agreement, or arrangement with any person other than First Savings or a Subsidiary which requires such officer, director, or employee to assign any interest in any Intellectual Property to any person other than First Savings or a Subsidiary or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any person other than First Savings or a Subsidiary. To the knowledge of First Savings’s Management, no officer, director, or employee of First Savings or any Subsidiary is party to any confidentiality, nonsolicitation, noncompetition, or other contract, agreement, or arrangement which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any person, including First Savings or any Subsidiary. As used in this Agreement, the term “Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

5.28 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 5 shall expire at the Effective Time or the earlier termination of this Agreement, and thereafter First Savings and the Subsidiaries shall have no further liability with respect thereto.

5.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by First Savings in this Section 5, neither First Savings nor any other person makes any express or implied representation or warranty with respect to First Savings, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and First Savings hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither First Savings nor any other person makes or has made any representation or warranty to First Merchants or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to First Savings, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by First Savings in this Section 5, any oral or written information presented to First Merchants or any of its affiliates or representatives in the course of their due diligence investigation of First Savings, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) First Savings acknowledges and agrees that neither First Merchants nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 6.

SECTION 6

REPRESENTATIONS AND

WARRANTIES OF FIRST MERCHANTS

Except (i) as disclosed in the First Merchants Disclosure Letter or (ii) as disclosed in any registration statement, prospectus, report, schedule or definitive proxy statement filed with or furnished to the SEC by First Merchants between January 1, 2024 and the date hereof (but disregarding disclosures of risks under the heading “Risk Factors” or in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), First Merchants hereby makes the following representations and warranties set forth below to First Savings. For the purposes of this Agreement, “First Merchants Disclosure Letter” is defined as a disclosure letter prepared by First Merchants and delivered to First Savings contemporaneous with the execution of this Agreement.

6.1 Organization and Qualification. First Merchants is a corporation duly organized and validly existing under the laws of the State of Indiana and FMB is a commercial bank duly organized and validly existing under the laws of the State of Indiana. First Merchants and FMB have the power and authority (corporate or otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. First Merchants’ only subsidiaries are FMB and the other entities listed on Exhibit 21 to First Merchants’ Annual Report on Form 10-K as of and for the period ended December 31, 2024 (each, a “First Merchants Subsidiary”, and collectively, the “First Merchants Subsidiaries”). FMB is subject to primary federal regulatory supervision and regulation by the FDIC.

6.2 Authorization.

(a) First Merchants and FMB have the corporate power and authority to enter into this Agreement and to carry out their obligations hereunder subject to the conditions precedent set forth in Section 9. This Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of First Merchants and FMB, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms, except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditor’s rights. The Board of Directors of First Merchants and FMB have approved the Merger pursuant to the terms and conditions of this Agreement.

(b) Except as set forth in the First Merchants Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof does or will (i) conflict with, result in a breach of, or constitute a default under either First Merchants’ or FMB’s Articles of Incorporation or By-Laws; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state, or local law, statute, ordinance, rule, regulation, or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment, to which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, claim, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of either First Merchants or FMB, the result of which would have a Material Adverse Effect; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment to which First Merchants or FMB is a party or by which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect on First Merchants; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, either First Merchants or FMB is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment.

(c) Other than required filings with Nasdaq and the filing of the Articles of Merger with the Indiana Secretary of State, the filing of articles of merger, certificates of merger or other filings necessary to consummate the Bank Merger, and such notices and filings made in connection or in compliance with the banking regulatory approvals contemplated by Section 9.1(c) and federal and state securities laws and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary with respect to First Merchants or FMB for the consummation by First Merchants and FMB of the transactions contemplated by this Agreement.

(d) Except as set forth in the First Merchants Disclosure Letter, other than those filings, authorizations, consents and approvals referenced in Section 6.2(c) above and filings and approvals relating to the listing of the shares of First Merchants Common Stock to be issued in the Merger on the Nasdaq Global Select Market and certain other filings and approvals with Nasdaq relating to the change in the number of shares of First Merchants outstanding as a result of the Merger, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by First Merchants or FMB of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

6.3 Capitalization.

(a) As of September 22, 2025, First Merchants has One Hundred Million (100,000,000) shares of First Merchants Common Stock authorized, without par value, $0.125 stated value, of which 57,815,289 shares were issued and outstanding. Such issued and outstanding shares of First Merchants Common Stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(b) As of September 22, 2025, First Merchants has 10,000 shares of non-cumulative preferred stock authorized, without par value, of which 10,000 shares were issued and outstanding. Such issued and outstanding shares of First Merchants preferred stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(c) As of September 22, 2025, First Merchants has 600 shares of cumulative preferred stock authorized, $1,000 par value per share without par value, of which 125 shares were issued and outstanding. Such issued and outstanding shares of First Merchants preferred stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(d) The shares of First Merchants Common Stock to be issued pursuant to the Merger will be duly authorized, fully paid, validly issued and nonassessable and subject to no preemptive rights.

6.4 Organizational Documents. The Articles of Incorporation and By-Laws of First Merchants in force as of the date hereof have been delivered to First Savings. The documents delivered by it represent true, accurate and complete copies of the corporate documents of First Merchants in effect as of the date of this Agreement.

6.5 Compliance with Law. To the knowledge of First Merchants’ Management (as defined below), except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, First Merchants and each First Merchants Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption. Except as otherwise provided in the First Merchants Disclosure Letter and subject to Section 13.14, neither First Merchants nor any First Merchants Subsidiary are subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business, management or operations of First Merchants or FMB or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its ability to consummate the transactions contemplated by this Agreement, nor is First Merchants aware of any other reason why the granting of any required regulatory approval would be denied or unduly delayed. Except as set forth in the First Merchants Disclosure Letter, FMB has not received any notice of enforcement actions since January 1, 2021 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X or any laws with respect to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, the origination, sale and servicing of mortgage and consumer loans, the protection of the environment, or the rules and regulations promulgated thereunder. Except as set forth in the First Merchants Disclosure Letter, First Merchants has not received any notice of enforcement actions since January 1, 2021 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to First Merchants. FMB received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Neither First Merchants, FMB nor any of their respective subsidiaries is subject to any order, action, agreement or other obligation that restricts in any material respect the conduct of its business.

6.6 Accuracy of Statements. No information which has been or shall be supplied by First Merchants nor any First Merchants Subsidiary with respect to its respective businesses, operations and financial condition for inclusion in the proxy statement, registration statement, and regulatory applications relating to the Merger or the Bank Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the regulatory applications and registration statement, and each amendment or supplement thereto, if any, at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained therein not misleading.

6.7 Litigation and Pending Proceedings. Except as set forth in the First Merchants Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of First Merchants’ Management threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does First Merchants’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could be reasonably expected to have a Material Adverse Effect. To the knowledge of First Merchants’ Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to First Merchants as a result of an examination by any regulatory agency or body.

6.8 Financial Statements.

(a) First Merchants’ consolidated audited balance sheets as of December 31, 2024 and 2023, the unaudited consolidated balance sheet as of June 30, 2025 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “First Merchants Financial Information”) present fairly the consolidated financial condition or position of First Merchants as of the respective dates thereof and the consolidated results of operations of First Merchants for the respective periods covered thereby and have been prepared in conformity with GAAP applied on a consistent basis.

(b) All loans reflected in the First Merchants Financial Information and which have been made, extended or acquired since June 30, 2025 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that FMB has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming FMB as the secured party or mortgagee, except for such unperfected security interests or mortgages naming FMB as secured party or mortgagee which, on an individual loan basis, would not, on an aggregate basis, be material to FMB.

6.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the First Merchants Disclosure Letter, since June 30, 2025, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, between the period from June 30, 2025 to the date of this Agreement, First Merchants and each First Merchants Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of reasonable fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby). Since June 30, 2025, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to First Merchants’ Common Stock (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of First Merchants or any First Merchants Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for First Merchants’ Common Stock.

6.10 Absence of Undisclosed Liabilities. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the First Merchants Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than One Million and 00/100 Dollars ($1,000,000.00) per year and which may be terminated within one year from the date of this Agreement, (c) liabilities incurred since June 30, 2025 in the ordinary course of business consistent with past practice that either alone or when considered with all similar liabilities, have not had or would not reasonably be expected have a Material Adverse Effect on First Merchants, (d) liabilities incurred for reasonable legal, accounting, financial advising fees and out-of-pocket expenses or fees in connection with the transactions contemplated by this Agreement; and (e) unfunded loan commitments made in the ordinary course of First Merchants’ business consistent with past practices.

6.11 Loans and Investments.

(a) Except as set forth in the First Merchants Disclosure Letter, there is no loan of FMB in excess of Five Million and 00/100 Dollars ($5,000,000.00) that, as of June 30, 2025, (i) has been classified by First Merchants, applying applicable regulatory examination standards, as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss;” (ii) has been identified by accountants or auditors (internal or ex-ternal) as having a significant risk of uncollectability, or (iii) has been identified by First Merchants’ Management to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the First Merchants Financial Information were adequate in the judgment of First Merchants’ Management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the First Merchants Disclosure Letter, none of the investments reflected in the First Merchants Financial Information and none of the investments made by First Merchants or a First Merchants Subsidiary since June 30, 2025 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of First Merchants or a First Merchants Subsidiary to dispose freely of such investment at any time. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary is a party to any repurchase agreements with respect to securities.

6.12 Employee Benefit Plans.

(a) The First Merchants Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by First Merchants or any entity, trade or business that, together with First Merchants, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“First Merchants ERISA Affiliate”), and covers any employee, director or former employee or director of First Merchants or any First Merchants ERISA Affiliate under which First Merchants or any First Merchants ERISA Affiliate has any liability. The

First Merchants Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by First Merchants or any First Merchants ERISA Affiliate since January 1, 2023. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to First Savings together with the three (3) most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as a “First Merchants Employee Plan” and collectively as the “First Merchants Employee Plans.” The First Merchants Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The First Merchants Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) Except as set forth in the First Merchants Disclosure letter, to the knowledge of First Merchants’ Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any First Merchants Employee Plan that could subject First Merchants to material taxes or penalties. Neither First Merchants nor any First Merchants ERISA Affiliate has any material liability to the PBGC, to the IRS, to the DOL, to the Employee Benefits Security Administration, with respect to any First Merchants Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of First Merchants’ Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of a First Merchants Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to First Merchants or any First Merchants ERISA Affiliate.

(e) Each of the First Merchants Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the First Merchants Disclosure Letter, First Merchants and/or any First Merchants ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS and has furnished to First Savings copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(f) No First Merchants Employee Plan has incurred an “accumulated funding deficiency,” as determined under Section 412 of the Code and Section 302 of ERISA. First Merchants has at all times met the minimum funding standard, and has made all contributions required, under Section 412 of the Code and Section 302 of ERISA. No facts or circumstances exist that may subject First Merchants, or any First Merchants ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Neither First

Merchants nor any First Merchants ERISA Affiliate ever has engaged in any transaction within the meaning of Section 4069 of ERISA. Except as disclosed in the First Merchants Disclosure Letter, there exist no facts or circumstances which could subject First Merchants, or any First Merchants ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither First Merchants nor any First Merchants ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(g) No First Merchants Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to First Merchants or any First Merchants ERISA Affiliate.

(h) No claims involving a First Merchants Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of First Merchants’ Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of First Merchants or any First Merchants Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of First Merchants’ Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on First Merchants or any First Merchants ERISA Affiliate. To the knowledge of First Merchants’ Management, First Merchants has materially complied with all requirements of Section 601 or ERISA, as applicable, with respect to any First Merchants Employee Plan.

(k) The First Merchants Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a First Merchants Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by First Merchants or any First Merchants Subsidiary and (iii) covers any employee, director or former employee or director of First Merchants or any First Merchants Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “First Merchants Benefit Arrangements.” Each of the First Merchants Benefit Arrangements has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such First Merchants Benefit Arrangements.

(l) Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of First Merchants or any First Merchants ERISA Affiliate.

(m) Except as set forth in the First Merchants Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by First Merchants or any First Merchants ERISA Affiliate relating to, or change in employee participation or coverage under, any First Merchants Employee Plan or Benefit Arrangement administered by First Merchants or any First Merchants ERISA Affiliate which would increase materially the expense of maintaining such First Merchants Employee Plans or First Merchants Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2024.

(n) Except as otherwise provided in the First Merchants Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any First Merchants Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any First Merchants Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the First Merchants Disclosure Letter and has been operated in accordance with, and is in documentary compliance with, Section 409A of the Code and the guidance issued thereunder.

6.13 Taxes, Returns and Reports. First Merchants, FMB and each of their respective subsidiaries have (a) duly filed all material federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable by them; and (c) other than in the ordinary course of business, not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the First Merchants Financial Information is adequate to cover all of First Merchants’, FMB’s, and any of their respective subsidiaries’ tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to June 30, 2025. Except as set forth in the First Merchants Disclosure Letter, since January 1, 2022, neither First Merchants nor FMB has received written notice that a federal, state or local tax return is under audit by any taxing authority.

6.14 Deposit Insurance. The deposits of FMB are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and FMB has paid all premiums and assessments with respect to such deposit insurance.

6.15 Reports. Since January 1, 2022, First Merchants and the First Merchants Subsidiaries have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with (i) the Board of Governors of the Federal Reserve System, (ii) the Office of the Comptroller of the Currency, (iii) the FDIC, (iv) the Indiana DFI, and (v) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “FMC Regulatory Authorities”), except where such failure would not have a

Material Adverse Effect. All such reports filed by First Merchants and the First Merchants Subsidiaries complied in all material respects with all applicable rules and regulations promulgated by the applicable FMC Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with GAAP applied on a consistent basis. There is no unresolved violation with respect to any report or statement filed by, or any examination of First Merchants or FMB.

6.16 Absence of Defaults. Neither First Merchants nor FMB is in violation of its Articles of Incorporation or By-Laws or, to the knowledge of First Merchants’ Management, in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to First Merchants’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

6.17 Tax and Regulatory Matters. Neither First Merchants nor any First Merchants Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement. First Merchants and FMB are in compliance in all respects with the agreements set forth in the First Merchants Disclosure Letter.

6.18 Real Property.

(a) Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, First Merchants or any Subsidiary has not caused or allowed the generation, treatment, storage, disposal or release at each parcel of real property owned by First Merchants or any Subsidiary (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by First Merchants or FMB for disposition as required by law) (such real property being herein referred to as the “First Merchants Owned Real Property”) of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(b) Except as disclosed in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, there are no underground storage tanks located on, in or under any First Merchants Owned Real Property and no such First Merchants Owned Real Property has previously contained an underground storage tank. Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, First Merchants or any Subsidiary do not own or operate any underground storage tank at any First Merchants Owned Real Property and no such First Merchants Savings Owned Real Property has previously contained an underground storage tank. To the knowledge of First Merchants’ Management, no First Merchants Owned Real Property is or has been listed on the CERCLIS.

(c) Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any First Merchants Owned Real Property nor, to the knowledge of First Merchants’ Management, are there any other conditions or circumstances affecting any First Merchants Owned Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

6.19 Securities Law Compliance. First Merchants’ common stock is traded on the Nasdaq Global Select Market under the symbol of “FRME.” First Merchants has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2023, First Merchants has filed all reports and other documents required to be filed by it under the 1934 Act and the 1933 Act, including First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2024 and First Merchants’ Quarterly Report on Form 10-Q for the six month period ended June 30, 2025, copies of which have previously been delivered to First Savings. Since January 1, 2023, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

6.20 Broker’s or Finder’s Fees. Except for Stephens Inc., no agent, broker or other person acting on behalf of First Merchants or under any authority of First Merchants is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

6.21 Shareholder Rights Plan. First Merchants does not have a shareholder rights plan or except as expressly provided in the Articles of Incorporation of First Merchants, any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of First Merchants or FMB.

6.22 Indemnification Agreements. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer or shareholder against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of First Merchants and the First Merchants Subsidiaries.

6.23 Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Merchants, to the knowledge of First Merchants, since January 1, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of First Merchants and the First Merchants Subsidiaries.

6.24 No Stockholder Approval. The approval of the stockholders of First Merchants is not a condition precedent to the consummation of the Merger and the other transactions contemplated by this Agreement.

6.25 Regulatory Capitalization. First Merchants and FMB are, and immediately after the Effective Time will be, “well-capitalized,” as such term is defined in the federal banking agency rules and regulations applicable to First Merchants and FMB.

6.26 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 6 shall expire at the Effective Time or the earlier termination of this Agreement, and thereafter First Merchants and the First Merchants Subsidiaries and all directors and officers of First Merchants and the First Merchants Subsidiaries shall have no further liability with respect thereto.

6.27 No Other Representations or Warranties.

(a) Except for the representations and warranties made by First Merchants in this Section 6, neither First Merchants nor any other person makes any express or implied representation or warranty with respect to First Merchants, its subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and First Merchants hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither First Merchants nor any other person makes or has made any representation or warranty to First Savings or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to First Merchants, any of its subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by First Merchants in this Section 6, any oral or written information presented to First Savings or any of its affiliates or representatives in the course of their due diligence investigation of First Merchants, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) First Merchants acknowledges and agrees that neither First Savings nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 6.

SECTION 7

COVENANTS OF FIRST SAVINGS

First Savings covenants and agrees with First Merchants and covenants and agrees to cause the Bank to act, as follows:

7.1 Shareholder Approval.

(a) Following the execution of this Agreement, First Savings shall take, in accordance with applicable law and its Articles of Incorporation and Bylaws, all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of First Merchants, which shall not unreasonably be withheld, conditioned or delayed) to consider and vote upon the approval of this Agreement and any other matter required to be approved by the shareholders of First Savings in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Shareholder Meeting”).

(b) Subject to Section 7.5 hereof, First Savings shall cooperate with First Merchants in the preparation of the “Registration Statement” (as defined below) and use its reasonable best efforts to obtain the requisite vote of First Savings’s shareholders to approve this Agreement and to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Shareholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by First Savings in connection with the Shareholder Meeting are solicited in compliance with the Indiana Business Corporation Law, the Articles of Incorporation and Bylaws of First Savings, and all other applicable legal requirements. First Savings shall keep First Merchants updated with respect to the proxy solicitation results in connection with the Shareholder Meeting as reasonably requested by First Merchants. In connection with the Proxy Statement, First Savings will obtain the opinion of Luse Gorman, PC, tax counsel to First Savings, that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; each of First Savings and First Merchants will be a party to such reorganization within the meaning of Section 368(b) of the Code; and no gain or loss will be recognized by holders of First Savings Common Stock upon the receipt of shares of First Merchants Common Stock in exchange for their shares of First Savings Common Stock, except to the extent of any cash received in lieu of fractional shares of First Merchants Common Stock; and (ii) Luse Gorman, PC confirms that the discussion contained in the Registration Statement under the caption “Material Federal Income Tax Consequences of the Merger” subject to the limitations, qualifications and assumptions described therein, constitutes its opinion of the material federal income tax consequences of the Merger to a stockholder who holds shares of First Savings Common Stock as a capital asset.

(c) Subject to Section 7.5 hereof, First Savings’s Board of Directors shall recommend that First Savings’s shareholders vote to approve this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by First Savings’s shareholders for consummation of the Merger and the transactions contemplated hereby.

7.2 Other Approvals. As soon as reasonably practicable following the date hereof, First Savings and the Bank shall use their reasonable best efforts to procure upon reasonable terms and conditions any consents, authorizations, approvals, registrations, and certificates from any applicable First Savings Regulatory Authorities as may be required by applicable law, and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger and the Bank Merger on the terms and conditions provided in this Agreement.

7.3 Conduct of Business.

(a) Except as otherwise set forth on the First Savings Disclosure Letter, required by applicable law or regulation, or required or expressly permitted by this Agreement, on and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither First Savings nor any Subsidiary shall, without the prior written consent (which may include consent via electronic mail) of First Merchants, (i) make any changes in their capital structure, including, but not limited to the redemption of shares of common stock, other than the acceptance of shares of First Savings Common Stock as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the underlying option or award agreements; (ii) authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock, except in connection with the appropriate exercise of options outstanding as of the date of this Agreement and the grant of any restricted shares in the ordinary course of business and in amounts consistent with past practice; (iii) declare, distribute or pay any dividends on their common shares, or authorize a stock split, or make any other distribution to their shareholders, except for: (A) First Savings’s standard quarterly cash dividend in an amount not to exceed $0.16 per share; and (B) dividends declared and paid by any Subsidiary; provided, however, First Savings and First Merchants shall coordinate their respective dividend schedules for the quarter in which Closing occurs so that (Y) holders of First Savings Common Stock do not receive dividends on both First Merchants Common Stock and First Savings Common Stock attributable to the same calendar quarter and (Z) First Merchants does not accelerate the record date of First Merchants’ standard quarterly dividend in a manner designed to cause holders of First Savings Common Stock to fail to receive dividends on either First Savings Common Stock or First Merchants Common Stock with respect to a calendar quarter; (iv) merge, combine or consolidate with or, other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned), sell their assets or any of their securities to any other person, corporation or entity, effect a share exchange or enter into any other transaction not in the ordinary course of business; (v) incur any new liability or obligation, make any new commitment, payment or disbursement, enter into any new contract, agreement, understanding or arrangement or engage in any new transaction, or acquire or dispose of any property, other than other real estate owned, or asset the fair market value of which exceeds Five Hundred Thousand and 00/100 Dollars ($500,000.00), in the aggregate, except for payments or disbursements made in the ordinary course of business consistent with past practice, the acquisition or disposition of personal or real property in connection with either foreclosures on mortgages or enforcement of security interests, the origination or sale of loans by the Bank in the ordinary course of business and the creation of deposit liabilities and advances from the Federal Home Loan Bank in each case in the ordinary course of business consistent with past practice; (vi) subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for such mortgages, liens or other encumbrances incurred in the ordinary course of business consistent with past practice; (vii) promote or increase or decrease the rate of compensation (except for promotions and any increases in the ordinary course of business and in accordance with past practices) or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer or employee of First Savings or the Bank; (viii) except as set forth in the First Savings Disclosure Letter, as specifically authorized by this Agreement or as required by applicable law, execute, create, institute, modify or amend any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans, any employment, deferred compensation, consultant, bonus or collective bargaining agreement, group insurance contract or other incentive, welfare or employee benefit plan or agreement for current or former directors, officers or employees of First Savings or any Subsidiary, change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits or pay any bonuses; (ix) amend their respective Articles of Incorporation or Bylaws from those in effect on the date of this Agreement; (x) except as set forth in the First Savings Disclosure Letter or as specifically authorized by this Agreement, modify, amend or institute new employment policies or practices, other than in the ordinary course of business consistent with past practice, or enter into, renew, modify, amend or extend any employment or severance agreements with respect to any present or former directors, officers or employees of First Savings or any Subsidiary (other than new agreements, renewals, modifications, amendments or extensions in the ordinary course of business consistent with past practice); (xi) give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any capital stock of any Subsidiary; (xii) fail to make additions to the Bank’s reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices; (xiii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; and (xiv) agree in writing or otherwise to take any of the foregoing actions. The prior consent of First Merchants for the items listed above may be withheld, conditioned or delayed in its sole discretion; provided, however, consent for the items listed in clauses (v)-(xiv) (in the case of clause (xiv) with respect to clauses (v)-(xiii)) may not be unreasonably withheld, conditioned or delayed.

(b) First Savings and the Subsidiaries shall maintain, or cause to be maintained, in full force and effect insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses.

(c) First Savings shall provide and shall cause the Subsidiaries to provide First Merchants and its representatives full access, during normal business hours and on reasonable advance notice to First Savings, to further information (to the extent permissible under applicable law) and the Subsidiaries’ premises for purposes of (i) observing the Subsidiaries’ business activities and operations and to consult with First Savings’s officers and employees regarding the same on an ongoing basis to verify compliance by First Savings with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s information technology systems, including, but not limited to, installation of a hardware or software device(s) within the Bank’s network to perform system penetration testing or assess previous security breaches, provided that such installation, testing, and assessment shall be completed by a mutually-agreeable third party consultant and shall not unduly interfere with the business operations of First Savings or the Subsidiaries. First Merchants may hire, at its sole expense, a mutually-agreeable third party consultant to perform cybersecurity system testing and monitoring (based on a mutually-agreeable project scope) in order to confirm that the Bank’s technology systems are free of security breaches and, if necessary, provide remediation and notices related thereto. First Savings and First Merchants shall each receive the results of the testing and reasonably coordinate their efforts on any potential remediation and notices. None of the foregoing actions shall unduly interfere with the business operations of First Savings or the Subsidiaries nor shall such actions be permitted if such access relates to, (i) pending or threatened litigation or investigations if, in the opinion of counsel to First Savings, such access would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (ii) matters involving an Acquisition Proposal. No investigation pursuant to this Section 7.3 shall affect or be deemed to modify any representation or warranty made in this Agreement by First Savings. First Merchants will use such information as is provided to it by First Savings or the Subsidiaries, or representatives thereof, solely for the purpose of conducting business, legal and financial reviews of First Savings and the Subsidiaries and for such other purposes as may be related to this Agreement, and First Merchants will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of Section 8.4 below. Neither First Savings nor any of the Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including laws, rules and regulations prohibiting the disclosure of confidential supervisory information. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

7.4 Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, First Savings and the Subsidiaries shall (a) carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

7.5 Other Negotiations.

(a) First Savings shall not, and shall cause the Subsidiaries and the agents and advisers of First Savings and the Subsidiaries to not, during the term of this Agreement, directly or indirectly, solicit, knowingly encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting First Savings or the Subsidiaries (or the securities or assets of the foregoing) that, if effected, would constitute an acquisition of control of either First Savings or the Subsidiaries within the meaning of 12 U.S.C. §1817(j) (disregarding the exceptions set forth in 12 U.S.C. §1817(j)(17)) and the regulations of the Federal Reserve Board thereunder (each, an “Acquisition Proposal”), or furnish any information to any person or entity proposing or seeking an Acquisition Proposal, it being understood that, for the avoidance of doubt, any acquisition or deemed acquisition of control by any person(s) or group of persons listed on Schedule 5.3(f) of the First Savings Disclosure Letter or any of their affiliates who are subject to a Voting Agreement with First Merchants in connection with this Agreement through open market purchases of First Savings Common Stock shall not be deemed a violation of this Section 7.5(a).

(b) Notwithstanding the foregoing, in the event that First Savings’s Board of Directors determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, First Savings’s Board of Directors may, in response to an Acquisition Proposal which did not result from a breach of Section 7.5(a), subject to its compliance with Section 7.5(c), (i) furnish information with respect to First Savings or a Subsidiary to such person or entity making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement between First Savings and First Merchants and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. In the event that First Savings’s Board of Directors determines in good faith and after consultation with outside counsel, that the Acquisition Proposal is a Superior Acquisition Proposal (as defined below) and that it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board’s fiduciary duties, First Savings may (A) withdraw, modify or otherwise change in a manner adverse to First Merchants, the recommendation of First Savings’s Board of Directors to its shareholders with respect to this Agreement and the Merger, and/or (B) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that First Savings’s Board of Directors may not terminate this Agreement pursuant to this Section 7.5(b) unless and until (x) five (5) business days have elapsed following the delivery to First Merchants of a written notice of such determination by First Savings’s Board of Directors and during such five (5) business-day period, First Savings and the Subsidiaries otherwise cooperate with First Merchants with the intent of enabling the parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such five (5) business-day period First Savings’s Board of Directors continues reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which First Savings’s Board of Directors determines in its good faith judgment (based on the advice of Piper Sandler & Co. or another independent financial advisor) to be more favorable to First Savings’s shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of First Savings’s Board of Directors, is reasonably capable of being obtained by such third party, but shall exclude any Acquisition Proposal the terms of which (i) were initially made known to First Savings’s Board of Directors prior to the date of this Agreement and (ii) have not been materially changed after the date of this Agreement to be more favorable to First Savings’s shareholders.

(c) In addition to the obligations of First Savings set forth in Sections 7.5(a) and (b), First Savings shall advise First Merchants orally and in writing as soon as reasonably practicable of any request (whether oral or in writing) for information or of any inquiries, proposals, discussions or indications of interest (whether oral or in writing) with respect to any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person or entity making such request or Acquisition Proposal. First Savings shall keep First Merchants reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

7.6 Announcement; Press Releases. In connection with the execution of this Agreement, First Savings and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither First Savings nor the Bank shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger and the other transactions contemplated hereby without the prior approval of First Merchants; provided, however, that nothing in this Section 7.6 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law or the rules of any securities exchange.

7.7 First Savings Subsequent Events. First Savings shall promptly advise First Merchants of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Section 9.

7.8 Confidentiality. First Savings and the Subsidiaries shall use commercially reasonable efforts to cause their respective officers, employees, and authorized representatives to hold in strict confidence all confidential data and information obtained by them from First Merchants, unless such information (a) was already known to First Savings and the Subsidiaries, (b) becomes available to First Savings and the Subsidiaries from other sources, (c) is independently developed by First Savings and the Subsidiaries, (d) is disclosed by First Savings or the Subsidiaries with and in accordance with the terms of prior written approval of First Merchants, or (e) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. First Savings and the Subsidiaries further agree that, in the event this Agreement is terminated, they will return to First Merchants, or destroy, all information obtained by First Savings and the Subsidiaries from First Merchants or a First Merchants Subsidiary, including all copies made of such information by First Savings and the Subsidiaries. This provision shall survive the Effective Time or the earlier termination of this Agreement.

7.9 Cooperation. First Savings and the Bank shall generally cooperate with First Merchants and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, (a) First Savings shall cooperate and assist First Merchants in the preparation of and/or filing of all regulatory applications, the Registration Statement, and all other documentation required to be prepared for consummation of the Merger and the Bank Merger and obtaining all necessary approvals, and (b) First Savings shall furnish First Merchants with all information concerning itself and the Subsidiaries that First Merchants may request in connection with the preparation of the documentation referenced above.

7.10 First Savings Fairness Opinion. On or prior to the date hereof and in connection with its approval of this Agreement, the Board of Directors of First Savings received the oral opinion from Piper Sandler & Co. to the effect that, as of September 24, 2025, the Merger Consideration is fair to the holders of First Savings Common Stock from a financial point of view (the “First Savings Fairness Opinion”). A written copy of the First Savings Fairness Opinion, which First Savings shall use its reasonable best efforts to procure within thirty (30) days of the date hereof, shall be included in the Proxy Statement (as defined below).

7.11 Financial Statements and Other Reports. Promptly upon its becoming available, First Savings shall furnish to First Merchants one (1) copy of each financial statement, report, notice, or proxy statement sent by First Savings to its shareholders generally or filed with any First Savings Regulatory Authorities (except for any information that constitutes confidential supervisory information subject to Section 13.14) that is not otherwise available on the SEC’s EDGAR internet database.

7.12 Adverse Actions. Neither First Savings nor any Subsidiary shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) take any action while knowing that such action is intended or is reasonably likely to result in (i) any of the conditions to the Merger set forth in Section 9 not being satisfied, or (ii) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation or with the written consent of First Merchants.

7.13 Bank Merger Agreement. First Savings shall cause the appropriate officers of the Bank to execute and deliver the Bank Merger Agreement contemporaneously herewith.

7.14 Employment Agreements. Prior to the Effective Time, First Savings shall amend the First Savings employment agreements and change in control agreements that are disclosed in Section 5.14(k) of the First Savings Disclosure Letter (collectively, as amended, the “Employment Agreements”) to eliminate the need for affected employees to resign in order to be entitled to severance benefits thereunder in exchange for the restrictive covenants provided thereunder being expressly enforceable by First Merchants or FMB according to their terms following the Effective Time. The amendment to the Employment Agreements will also provide that no further severance benefits will be payable thereunder regardless of the manner or circumstance of termination. From and after the date of this Agreement, First Savings and the Bank may amend or enter into new employment agreements and change in control agreements with those individuals currently parties to an employment or change in control agreement as set forth in Section 5.14(k) of the First Savings Disclosure Letter; provided that the amendments or new agreements make no modifications to the existing agreements other than to extend the term of the agreements and/or document the current annual base salary of the individual.

7.15 Equity Incentive Plans. First Savings and its Board of Directors or Compensation Committee shall, where deemed necessary pursuant to the First Savings Incentive Plans, (a) adopt such amendments to the applicable plans to effect the provisions of Section 3.5 and (b) obtain necessary consents from grantees of stock options, stock appreciation rights and restricted stock awards to permit the vesting of such awards and exchange or cancellation for the Merger Consideration or Cancellation Payment, as applicable, as set forth in Section 3.5. First Savings shall take any required action prior to the Effective Time to cause the termination of the First Savings Financial Group, Inc. 2010 Equity Incentive Plan, the First Savings Financial Group, Inc. 2016 Equity Incentive Plan, the First Savings Financial Group, Inc. 2021 Equity Incentive Plan, and the First Savings Financial Group, Inc. 2025 Equity Incentive Plan as of the Effective Time, other than the First Savings Incentive Plans under which options are outstanding and unexercised as of the Effective Time.

7.16 Annual Incentive Pay Plan. Except as disclosed in the First Savings Disclosure Letter, if requested by First Merchants, First Savings shall cause the Annual Incentive Pay Plans and pending awards to be terminated prior to the Effective Time; provided, however, that partial or full, as the case may be depending on when during the calendar year the Effective Time occurs, incentive awards shall be paid pursuant to the terms of the Annual Incentive Pay Plans prior to any such termination.

7.17 Section 16 Matters. Prior to the Effective Time, First Savings shall take such steps as may be necessary or appropriate to cause any disposition of First Savings Common Stock or conversion of any derivative securities in respect of shares of First Savings Common Stock, as applicable, in connection with the consummation of the Merger to be exempt under Rule 16b-3 promulgated under the 1934 Act.

SECTION 8

COVENANTS OF FIRST MERCHANTS

First Merchants covenants and agrees with First Savings as follows:

8.1 Approvals.

(a) Regulatory Approvals. As soon as reasonably practicable, but in any event within forty-five (45) days following execution and delivery of this Agreement, First Merchants will file an application with each of the Indiana DFI and the FDIC for approval of the Bank Merger and an application/notification/waiver of application with the Federal Reserve Board for approval of the Merger, and take all other appropriate actions necessary to obtain the regulatory approvals referred to herein, and First Savings will use all reasonable and diligent efforts to assist in obtaining all such approvals. In advance of filing any applications for such regulatory approvals, First Merchants shall provide First Savings and its counsel with a copy of such applications (but excluding any information contained therein regarding First Merchants and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise First Savings and its counsel of any material communication received by First Merchants or its counsel from any regulatory authorities with respect to such applications and shall promptly provide First Savings and its counsel of all such communications transmitted in writing to First Merchants or its counsel.

(b) Registration Statement. In addition, First Merchants agrees to prepare, in cooperation with and subject to the review and comment of First Savings and its counsel, a registration statement on Form S-4, including a prospectus of First Merchants (the “Registration Statement”), to be filed no later than forty-five (45) days after the date hereof by First Merchants with the SEC in connection with the issuance of First Merchants Common Stock in the Merger (including the proxy statements and prospectus and other proxy solicitation materials of, and to be filed by, First Savings and First Merchants constituting a part thereof (the “Proxy Statement”) and all related documents). In connection with the Proxy Statement, First Merchants will obtain the opinion of Dentons Bingham Greenebaum LLP, tax counsel to First Merchants, that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; each of First Savings and First Merchants will be a party to such reorganization within the meaning of Section 368(b) of the Code; and no gain or loss will be recognized by holders of First Savings Common Stock upon the receipt of shares of First Merchants Common Stock in exchange for their shares of First Savings Common Stock, except to the extent of any cash received in lieu of fractional shares of First Merchants Common Stock; and (ii) Dentons Bingham Greenebaum LLP confirms that the discussion contained in the Registration Statement under the caption “Material Federal Income Tax Consequences of the Merger” subject to the limitations, qualifications and assumptions described therein, constitutes its opinion of the material federal income tax consequences of the Merger to a stockholder who holds shares of First Savings Common Stock as a capital asset. First Merchants agrees to use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after the filing of the Registration Statement and to keep the Registration Statement effective so long as is necessary to consummate the Merger and the transactions contemplated hereby. First Merchants agrees to advise First Savings, promptly after First Merchants receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Merchants Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of the receipt of any comment letters from the SEC regarding, or of any request by the SEC for the amendment or supplement of, the Registration Statement, or for additional information.

(c) Nasdaq. First Merchants shall, prior to the Effective Time, cause the shares of First Merchants Common Stock to be issued to the holders of shares of First Savings Common Stock in connection with the Merger to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

8.2 Employee Benefit Plans.

(a) First Merchants shall take such action as may be necessary so that, as soon as reasonably practicable following the Effective Time, employees of First Savings and the Subsidiaries shall be entitled to participate in the employee benefit plans of First Merchants. With respect to each employee benefit plan or benefit arrangement maintained by First Merchants in which employees of First Savings or the Subsidiaries subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, First Merchants will ensure that service with First Savings or the Subsidiaries (or any other entity service with which has previously been credited by First Savings or any Subsidiary for purposes of an employee benefit plan or arrangement) will be treated as service with First Merchants; provided, however, that service with First Savings or the

Subsidiaries shall not be treated as service with First Merchants for purposes of benefit accrual, except with respect to severance benefits. At its discretion, First Merchants shall either (a) cause the First Savings Retirement Plan (the “401(k) Plan”) to be merged with and into the First Merchants’ Retirement Income and Savings Plan, with employees of First Savings and the Subsidiaries eligible to participate in such First Merchants plan subject to and pursuant to the terms thereof; (b) assume sponsorship of the 401(k) Plan effective as of the Effective Time; or (c) direct First Savings to take such reasonable steps to terminate the 401(k) Plan prior to the Effective Time (which First Savings hereby agrees to take), in which case, First Merchants agrees that any outstanding participant loans under the 401(k) Plan may be rolled over to the First Merchants’ Retirement Income and Savings Plan so that participants can continue to repay outstanding loans via payroll deduction, if permitted under the terms of the respective plans. Prior to the Effective Time, First Savings and its Subsidiaries will cause the First Savings Employee Stock Ownership Plan to terminate immediately prior to the Effective Time. First Merchants shall assume, honor and discharge the obligations under the First Savings Bank, F.S.B. Supplemental Life Insurance Plan. First Merchants shall honor and discharge the obligations under the First Savings employment agreements and change in control agreements that are disclosed in Section 5.14(k) of the First Savings Disclosure Letter, as amended in accordance with Section 7.14.

(b) Coverage Under First Merchants’ Health and Welfare Plan. With respect to First Merchants’ health and welfare plans under which employees of First Savings or the Subsidiaries and their eligible dependents become participants, First Merchants agrees to (i) waive all restrictions and limitations for pre-existing conditions, (ii) honor any deductible, co-payments and out-of-pocket maximums incurred by First Savings’s or the Subsidiaries’ employees and their eligible dependents under the health plans in which they participated immediately prior to the Effective Time during the portion of the calendar year prior to the Effective Time in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of First Merchants in which they are eligible to participate after the Effective Time in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an employee of First Savings or the Subsidiaries and his or her eligible dependents on or after the Effective Time, in each case to the extent such employee or eligible dependent had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time.

(c) Severance. For any employee of First Savings who did not have an employment agreement, change in control agreement or severance agreement, who is not offered employment with First Merchants or FMB with salary and bonus opportunities substantially the same as the salary and bonus opportunities of their employment with First Savings as of the Effective Time or whose employment is terminated by First Merchants or FMB (other than for cause) on or within twelve (12) months of the Effective Time, First Merchants agrees that it shall provide such employees with a severance benefit of two (2) weeks of base compensation for every full year of continuous service, with a minimum of four (4) weeks of severance pay and a maximum of fifty-two (52) weeks of severance pay. First Savings and its Subsidiaries will cause the First Savings Bank, F.S.B. Employee Severance Compensation Plan to terminate immediately prior to the Effective Time.

(d) COBRA. First Merchants shall be responsible for providing COBRA continuation coverage to any qualified employee or former employee of First Savings or the Subsidiaries and to their respective qualified beneficiaries, on and after the Effective Time, regardless of when the qualifying event occurred.

(e) Deferred Compensation Plans. Effective immediately prior to the Closing, First Savings shall take any and all action necessary to terminate and liquidate the First Savings supplemental executive retirement agreement (SERP) and director deferred compensation plans.

8.3 Announcement; Press Releases. In connection with the execution of this Agreement, First Savings and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither First Merchants nor a First Merchants Subsidiary shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger or the Bank Merger without the prior approval of First Savings; provided, however, that nothing in this Section 8.3 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law or the rules of any securities exchange.

8.4 Confidentiality. First Merchants shall, and shall use its best efforts to cause the First Merchants Subsidiaries and its officers, employees, and authorized representatives to, hold in strict confidence all confidential data and information obtained by them from First Savings, unless such information (i) was already known to First Merchants prior to entering into merger discussions with First Savings, (ii) becomes available to First Merchants from other sources, (iii) is independently developed by First Merchants, (iv) is disclosed by First Merchants with and in accordance with the terms of prior written approval of First Savings, or (v) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. First Merchants further agrees that in the event this Agreement is terminated, it will return to First Savings, or will destroy, all information obtained by it regarding First Savings or the Bank, including all copies made of such information by First Merchants. This provision shall survive the Effective Time or the earlier termination of this Agreement.

8.5 Directors and Officers Insurance.

(a) For a period of six (6) years from the Effective Time (the “Tail Coverage Period”) First Merchants shall maintain in effect each of First Savings’s and the Bank’s directors’ and officers’ liability insurance policies (including fiduciary, errors and omissions, and cyber coverage) (or a comparable or better policy) to cover the present and former officers and directors of First Savings and the Bank (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by First Savings; provided however, that if First Merchants is unable to maintain such policies, or if requested by First Savings, then First Merchants shall purchase tail coverage for the Tail Coverage Period under First Savings’s existing director and officer liability insurance policy for such claims; provided further that in no event shall First Merchants be required to expend more than 2.0 times the annual premiums paid by First Savings for such policies prior to the Effective Time for each year of the Tail Coverage Period purchased (the “Insurance Amount”); provided further, that if the cost for First Merchants to maintain or obtain the insurance called for by this Section 8.5 for any relevant period exceeds the applicable Insurance Amount, First Merchants shall obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that First Savings agrees to maintain its current policies in force through the Effective Time to prevent any lapse in coverage and the officers and directors of First Savings or the Bank may be required to make application and provide customary representations and warranties to a carrier for the purpose of obtaining such insurance.

(b) Following the Effective Time, First Merchants will provide any First Savings or Subsidiaries officers, directors and employees who become officers, directors and employees of the Continuing Company or its subsidiaries with the same directors and officers liability insurance coverage and indemnification protections that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries. In addition, First Merchants further agrees to indemnify and advance expenses to the current and former directors and officers of First Savings and the Subsidiaries after the Effective Time, for all matters, and actions and omissions taken by them, prior to the Effective Time in their respective capacities as directors and officers of First Savings or the subsidiaries to the same extent (and subject to the same limitations) as the indemnification provided by First Savings and the Subsidiaries under their respective Articles of Incorporation and Bylaws (or Articles of Organization and LLC Agreement, as applicable) to such directors and officers immediately prior to the Effective Time and to the fullest extent as permitted under applicable law. Notwithstanding the foregoing, the indemnity obligations contained herein shall be limited as may be required by applicable federal banking laws and regulations.

(c) All rights to indemnification and exculpation from liabilities for matters, acts or omissions occurring on or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of First Savings and the Subsidiaries as provided in their respective Articles of Incorporation and Bylaws (or Articles of Organization and LLC Agreement, as applicable) and any existing indemnification agreements or arrangements of First Savings or the subsidiaries described in the First Savings Disclosure Letter, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall be honored by First Merchants as of and following the Effective Time with respect to matters, or acts or omissions of such individuals, occurring or alleged to occur on or prior to the Effective Time.

(d) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of First Savings or any subsidiary (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of First Savings or a Subsidiary or any of their predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or on or after the Effective Time, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(e) If First Merchants shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Merchants shall assume the obligations set forth in this Section 8.5.

8.6 SEC and Other Reports. Promptly upon its becoming available, First Merchants shall furnish to First Savings one (1) copy of each financial statement, report, notice, or proxy statement sent by First Merchants to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by First Merchants with the SEC or any successor agency, and of any notice or communication received by First Merchants from the SEC, which is not available on the SEC’s EDGAR internet database.

8.7 First Merchants Subsequent Events. First Merchants shall promptly advise First Savings of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Section 9.

8.8 Adverse Actions. Neither First Merchants nor any First Merchants Subsidiary shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) take any action while knowing that such action is intended or is reasonably likely to result in (i) any of the conditions to the Merger set forth in Section 9 not being satisfied, or (ii) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation or with the written consent of First Savings.

8.9 Cooperation. First Merchants shall generally cooperate with First Savings and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.10 Bank Merger Agreement. First Merchants shall cause the appropriate officers of FMB to execute and deliver the Bank Merger Agreement contemporaneously herewith.

8.11 Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, First Merchants and the First Merchants Subsidiaries shall (a) except as set forth in the First Merchants Disclosure Letter, carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound; and (d) not accelerate the record date of First Merchants’ standard quarterly dividend in a manner designed to cause holders of First Savings Common Stock to fail to receive dividends on either First Savings Common Stock or First Merchants Common Stock with respect to a calendar quarter.

8.12 Representation on First Merchants Board. Prior to the Effective Time to be effective at the Effective Time, First Merchants shall cause one (1) Person who is currently a member of the First Savings Board of Directors (who shall be chosen by First Merchants after consultation regarding its choice having been afforded to First Savings) to be appointed to the First Merchants Board of Directors; provided, however, if the Effective Time is between the mailing of First Merchants’ proxy for its annual shareholder meeting and the annual shareholder meeting, the appointment shall be effective promptly following the annual shareholder meeting. First Merchants shall cause such Person to be renominated for election to the First Merchants Board of Directors at every annual shareholder meeting up to and including the 2029 annual shareholder meeting. The appointment and renominations will be consistent with all applicable corporate governance policies and guidelines of First Merchants. If, prior to the 2029 annual shareholder meeting, such Person (or any successor director who is appointed pursuant to this sentence) shall for any reason cease to serve as a director or shall not stand for reelection as a director, the First Merchants Board of Directors shall promptly appoint or nominate, as applicable, a Person, chosen by the First Merchants Board of Directors, who was a member of the First Savings Board of Directors immediately prior to the Effective Time to fill the resulting vacancy.

8.13 Subordinated Notes Assumption. As of the Effective Time and upon the terms and conditions set forth herein: (a) First Merchants will assume and discharge all of First Savings’s covenants, agreements and obligations, including the due and punctual payment of interest, under and relating to the indentures (the “Subordinated Note Indentures”) pursuant to which First Savings issued 4.50% Fixed-to-Floating Rate Subordinated Notes due 2032 (such transfer and assumption, the “Subordinated Notes Assumption”); and (b) First Merchants and First Savings shall execute and deliver, or cause to be delivered, one or more supplemental indentures, in a form satisfactory to the trustee thereof, to effectuate the Subordinated Notes Assumption, whereby First Savings shall assign, and First Merchants shall assume, all of First Savings’s covenants, agreements and obligations under the Subordinated Note Indentures (the “Supplemental Indenture”), signed by a duly authorized officer of each of First Savings and First Merchants, and any and all other documentation and consents, including opinions of counsel, required by the trustee to make such assumptions effective.

8.14 Section 16 Matters. Prior to the Effective Time, First Merchants shall take such steps as may be necessary or appropriate to cause any acquisition of securities of First Merchants by the person who will join the First Merchants Board of Directors, and any other director, officer or employee of First Savings who will, following the Effective Time, be subject to Section 16 under the Exchange Act with respect to First Merchants, in connection with the consummation of the Merger to be exempt under Rule 16b-3 promulgated under the 1934 Act.

8.15 Advisory Board. Promptly following the Effective Time, FMB shall form a new Bank Advisory Board of FMB (the “Advisory Board”), which shall remain in existence for at least three years after the Effective Time. Promptly following the Effective Time, FMB shall invite directors of First Savings who were serving in such capacity immediately prior to the Effective Time, other than the director of First Savings contemplated by Section 8.12 (the selection of such directors to be mutually agreed to by First Merchants and First Savings), to join the Advisory Board. Each member of the Advisory Board shall be elected/appointed for a one-year term and shall be eligible for reelection/reappointment. Each member of the Advisory Board shall receive cash compensation of Two Thousand Five Hundred Dollars ($2,500) for each meeting attended. The appointment and renominations will be consistent with all applicable corporate governance policies and guidelines of First Merchants, including each member of the Advisory Board entering into an FMB Regional Bank Director Agreement and each member’s compliance with FMB’s Regional Bank Directors Expected Roles and Responsibilities.

SECTION 9

CONDITIONS PRECEDENT TO THE MERGER AND THE BANK MERGER

9.1 Each Party’s Condition Precedent. The obligation of each of the parties to effect the Merger is subject to the satisfaction or waiver of each of the following conditions at or prior to the Effective Time:

(a) Shareholder Approval. The holders of First Savings Common Stock shall have approved this Agreement and Plan of Merger as required by applicable law.

(b) Registration Statement Effective. First Merchants shall have registered its shares of First Merchants Common Stock to be issued to shareholders of First Savings in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and “blue sky” approvals and authorizations required to offer and sell such shares, if any, shall have been received by First Merchants. The Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued or threatened. The shares of First Merchants Common Stock shall have been listed for trading on the Nasdaq Global Select Market (subject to official notice of issuance).

(c) Regulatory Approvals. The Federal Reserve Board and the Indiana DFI shall have authorized and approved the Merger and the transactions related thereto. The Indiana DFI and the FDIC shall have approved the Bank Merger and the transactions related thereto. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained. All regulatory approvals remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

(d) No Judicial Prohibition. Neither First Savings and the Bank, on the one hand, nor First Merchants and FMB, on the other hand, shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger.

(e) First Savings Fairness Opinion. First Savings shall have obtained the First Savings Fairness Opinion. Such opinion shall be provided orally to First Savings Board of Directors on or prior to the date hereof and a written copy of the First Savings Fairness Opinion shall be delivered to First Savings within thirty (30) days of the date hereof.

9.2 First Savings Conditions Precedent. The obligation of First Savings to effect the Merger is subject to the satisfaction or waiver by First Savings at or prior to the Effective Time of the following conditions:

(a) Tax Opinion. First Savings shall have obtained an opinion of Luse Gorman, PC, tax counsel to First Savings, in form and substance reasonably acceptable to First Savings, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of First Savings and First Merchants will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of First Savings Common Stock upon the receipt of shares of First Merchants Common Stock in exchange for their shares of First Savings Common Stock, except to the extent of any cash received in lieu of fractional shares of First Merchants Common Stock. Such opinion shall be based on factual representations received by counsel from First Savings and First Merchants in the form of certificates described in Sections 13.10(b) and 13.10(c).

(b) First Merchants Officers Certificate. First Savings shall have received a certificate signed by the Chief Executive Officer and by the Chief Financial Officer of First Merchants, dated the Effective Time, certifying that (a) all of the representations and warranties of First Merchants (disregarding all materiality and Material Adverse Effect Qualifiers set forth therein) are true, accurate and correct on and as of the Effective Time (except for those representations and warranties which address matters only as of an earlier date, which shall be true, accurate and correct as of such earlier date), except for any failures to be so true, accurate and correct that do not, in the aggregate, constitute a Material Adverse Effect with respect to First Merchants; (b) all the covenants of First Merchants have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; (c) the conditions described in Section 9.1(b), 9.1(c) and 9.1(d) (with respect to First Merchants) above are satisfied.

9.3 First Merchants Conditions Precedent. The obligation of First Merchants to effect the Merger is subject to the satisfaction or waiver by First Merchants at or prior to the Effective Time of the following conditions:

(a) Tax Opinion. First Merchants shall have obtained an opinion of Dentons Bingham Greenebaum LLP, tax counsel to First Merchants, in form and substance reasonably acceptable to First Merchants, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of First Savings and First Merchants will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of First Savings Common Stock upon the receipt of shares of First Merchants Common Stock in exchange for their shares of First Savings Common Stock, except to the extent of any cash received in lieu of fractional shares of First Merchants Common Stock. Such opinion shall be based on factual representations received by counsel from First Savings and First Merchants in the form of certificates described in Sections 13.10(b) and 13.10(c).

(b) First Savings Officers Certificate. First Merchants shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of First Savings, dated the Effective Time, certifying (a) that all of the representations and warranties of First Savings (disregarding all materiality and Material Adverse Effect Qualifiers set forth therein) are true, accurate and correct on and as of the Effective Time (except for those representations and warranties which address matters only as of an earlier date, which shall be true, accurate and correct as of such earlier date), except for any failures to be so true, accurate and correct that do not, in the aggregate, constitute a Material Adverse Effect with respect to First Savings; (b) that all the covenants of First Savings have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; (c) the conditions described in Section 9.1(a), 9.1(d) (with respect to First Savings) and 9.1(e) above are satisfied; and (d) the number of shares of its First Savings Common Stock that are issued and outstanding as of the Effective Time.

SECTION 10

TERMINATION OF MERGER

10.1 Manner of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Time by written notice delivered by First Merchants to First Savings or by First Savings to First Merchants only for the following reasons:

(a) By the mutual consent of First Merchants and First Savings;

(b) By First Merchants or First Savings in the event of either: (i) a breach by the other party of any representation or warranty contained herein which breach, if uncured, would result in the failure of any condition set forth in Section 9.2 (if termination is by First Savings) or Section 9.3 (if termination is by First Merchants) to be satisfied, and which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or, if earlier, five (5) business days prior to the Termination Date; (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach, if uncured, would result in the failure of any condition set forth in Section 9.2 (if termination is by First Savings) or Section 9.3 (if termination is by First Merchants) to be satisfied, and which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or, if earlier, five (5) business days prior to the Termination Date; or (iii) any event, fact or circumstance shall have occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

(c) by either First Merchants or First Savings, in the event of the failure of First Savings’s shareholders to approve the Agreement at the Shareholder Meeting; provided, however, that First Savings shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 7.1;

(d) by either First Merchants or First Savings, if either (i) any approval, consent or waiver of any governmental or regulatory authority, agency, court, commission, or other administrative entity (“Governmental Entity”) required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable, (ii) any application, filing or notice for an approval, consent or waiver of a Governmental Entity of has been permanently withdrawn at the request or recommendation of the applicable Governmental Entity, or (iii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

(e) By First Savings or First Merchants, if the transaction contemplated herein has not been consummated by June 30, 2026 (the “Termination Date”); provided that the terminating party is not then in any breach of any representation, warranty, covenant or other agreement contained herein that, if uncured, would result in the failure of any condition set forth in Section 9 to be satisfied; and provided further, that if the sole impediment to closing is the lack of receipt of any necessary regulatory approvals described in Section 9.1(c), then such Termination Date shall be extended to September 30, 2026;

(f) By First Savings, in accordance with the terms of Section 7.5(b) of this Agreement;

(g) By First Merchants, if First Savings’s Board of Directors fails to make, withdraws or modifies its recommendation for First Savings shareholders to vote in favor of the Merger following receipt of a written proposal for an Acquisition Proposal;

(h) By First Merchants, (i) if First Savings breaches in any material respect its notice obligations under Section 7.5(c) or (ii) if, within sixty (60) days after giving First Merchants written notice pursuant to Section 7.5(c) of an Acquisition Proposal, First Savings does not terminate all discussions, negotiations and information exchanges related to such Acquisition Proposal and provide First Merchants with written notice of such termination; or

(i) By First Savings, if First Savings’s Board of Directors so determines by a majority vote of the members of such Board, at any time during the five (5) business day period commencing on the Determination Date if both of the following conditions are satisfied:

(i) The FMC Market Value is less than eighty percent (80%) of the Initial FMC Market Value; and

(ii) The quotient obtained by dividing the FMC Market Value by the Initial FMC Market Value (“Buyer Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).

If First Savings elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to First Merchants. During the five (5) business day period commencing with its receipt of such notice, First Merchants shall have the option to increase the Exchange Ratio, at its sole discretion, to (x) the quotient, the numerator of which is equal to the product of the Initial FMC Market Value, the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the FMC Market Value, or (y) the quotient determined by dividing the Initial FMC Market Value by the FMC Market Value, and multiplying the quotient by the product of the

Exchange Ratio (as then in effect) and 0.80. If First Merchants so elects, it shall give, within such five (5) business day period, written notice to First Savings of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 10.1(i) and this Agreement shall remain in full force and effect in accordance with its terms, except as the Exchange Ratio shall have been so modified.

For purposes of this Section 10.1(i), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of the date on which (i) all regulatory approvals required pursuant to Section 9.4 (and waivers, if applicable) have been received (disregarding any waiting period), and (ii) the approval of this Agreement, the Merger and any other matter required to be approved by the shareholders of First Savings in order to consummate the Merger and the transactions contemplated herein is obtained.

“Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

“FMC Market Value” shall be the average of the daily closing sales prices of a share of First Merchants Common Stock as reported on NASDAQ for the ten (10) consecutive trading days immediately preceding the Determination Date.

“Index” means the NASDAQ Bank Index; provided, however, that if the NASDAQ Bank Index is not available for any reason, “Index” shall mean such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Initial FMC Market Value” means the average of the daily closing sales prices of a share of First Merchants Common Stock, as reported on NASDAQ, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

“Initial Index Price” means the average of the closing prices of the Index on each of ten (10) consecutive trading days immediately preceding the date of this Agreement.

If First Merchants or any company belonging to the Index declares or effects a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding common stock, and the record date therefor shall be after the date of this Agreement and prior to the Determination Date, the prices for the common stock of such company shall be proportionately and appropriately adjusted for the purpose of applying this Section 10.1(i).

10.2 Effect of Termination. Except as provided below, in the event that this Agreement is terminated pursuant to the provisions of Section 10.1 hereof, this Agreement shall forthwith become void and, no party shall have any liability to any other party for costs, expenses, damages or otherwise, except that Sections 7.8, 8.4, 10.2, 13.9, and 13.12 shall survive any termination of this Agreement; provided, however, that notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 10.1(b)(i) and (ii) hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover any and all damages from the breaching party, including, without limitation, reimbursement to the non-

breaching party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) and/or pursuit of the remedies outlined in Section 13.15; provided further, however, that nothing in the foregoing proviso shall be deemed to constitute liquidated damages for the willful breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party.

Notwithstanding the foregoing, in the event of termination by First Savings in accordance with Section 10.1(f) or by First Merchants in accordance with Section 10.1(g) or Section 10.1(h), then First Savings shall pay First Merchants the sum of Ten Million Dollars ($10,000,000) as a termination fee. Such payment shall be made within ten (10) days of the date of notice of termination. First Merchants shall also be entitled to recover from First Savings its reasonable attorneys’ fees incurred in the enforcement of this provision. Notwithstanding anything in this Section 10.2 to the contrary, the termination fee payable by First Savings constitutes liquidated damages and not a penalty and shall be the sole remedy of First Merchants in the event of termination of this Agreement based on Sections 10.1(f), 10.1(g) or 10.1(h).

SECTION 11

EFFECTIVE TIME OF MERGER

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective at the date and time specified in the Articles of Merger of First Savings with and into First Merchants as filed with the Secretary of State of the State of Indiana (the “Effective Time”). Unless otherwise agreed to by the parties, the Effective Time shall be no later than five (5) business days after the date on which both (a) any waiting period following the last approval of the Merger and Bank Merger by a state or federal regulatory agency or governmental authority expires and (b) the conditions precedent to the Merger and the Bank Merger outlined in Section 9 have been satisfied or waived (other than conditions that are, by their terms, to be satisfied on the date of Closing).

SECTION 12

CLOSING

12.1 Closing Date and Place. The closing of the Merger (the “Closing”) and the Bank Merger shall take place at the main office of First Merchants at the Effective Time or at such other time and place as mutually agreed to by First Merchants and First Savings (the “Closing Date”).

12.2 Merger-Articles of Merger. Subject to the provisions of this Agreement, to be effective at the Effective Time, the Articles of Merger shall be duly filed with the Secretary of State of the State of Indiana.

12.3 Bank Merger-Articles of Merger. Subject to the provisions of this Agreement, at the Effective Time, articles of merger, certificates of merger or other filings necessary to consummate the Bank Merger shall be duly filed with the Office of the Secretary of State of Indiana.

SECTION 13

MISCELLANEOUS

13.1 Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever; except that (a) the terms and provisions of Sections 8.2(c) and 8.5 of this Agreement shall inure to the benefit of the current and former employees, officers and directors of First Savings, as applicable, as specified in such sections and shall be enforceable by such individuals against First Merchants, (b) the terms and provisions of Section 3.4 shall inure to the benefit of the former shareholders of First Savings and (c) the terms and provisions of Section 8.12 of this Agreement shall inure to the benefit of the members of the First Savings Board of Directors immediately prior to the Effective Time. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by either party hereto without the prior written consent of the other party.

13.2 Waiver; Amendment.

(a) First Merchants and First Savings may, by an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

(b) Notwithstanding the prior approval by the shareholders of First Savings, this Agreement may be amended, modified or supplemented by the written agreement of First Savings and First Merchants without further approval of such shareholders, except that no such amendment, modification or supplement shall decrease the consideration specified in Section 3 hereof, or shall otherwise materially adversely affect the rights of the shareholders of First Savings or the tax consequences of the Merger to the shareholders of First Savings without the further approval of such shareholders.

13.3 Notices. Any and all notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to be given (i) when delivered in person, or (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, provided telephonic confirmation of receipt is obtained promptly after completion of transmission, or (iii) on the next business day after deposit with a nationally recognized overnight delivery service (receipt requested), addressed as follows:

If to First Merchants:	With a copy to:

200 E. Jackson Street Muncie, IN 47305 Attn: Brian T. Hunt, Esq. Senior VP - General Counsel FAX: (765) 741-7283	Dentons Bingham Greenebaum LLP 2700 Market Tower 10 West Market Street Indianapolis, Indiana 46204-2982 Attn: Jeremy E. Hill, Esq.

If to First Savings:	With a copy to:

702 North Shore Drive, Suite 300 Jeffersonville, Indiana 47130 Attn: Larry W. Myers President and Chief Executive Officer FAX: (812) 670-3738	Luse Gorman, PC 5335 Wisconsin Avenue, NW, Suite 780 Washington, DC 20015 Attn: Victor L. Cangelosi, Esq. Thomas P. Hutton, Esq.

or to such substituted address as any of them have given to the other in writing.

13.4 Headings. The headings in this Agreement have been inserted solely for the ease of reference and should not be considered in the interpretation or construction of this Agreement.

13.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

13.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. In addition, this Agreement and the documents to be delivered hereunder may be executed by the parties hereto either manually or by facsimile signatures, each of which shall constitute an original signature.

13.7 Governing Law. This Agreement is executed in and shall be construed in accordance with the laws of the State of Indiana, without regard to choice of law principles.

13.8 Entire Agreement. This Agreement supersedes any other agreement, whether oral or written, between First Merchants and First Savings relating to the matters contemplated hereby, and constitutes the entire agreement between the parties hereto.

13.9 Expenses. First Merchants and First Savings shall each pay their own expenses incidental to the transactions contemplated hereby. It is understood that the fees of the investment bankers for the First Savings Fairness Opinion desired hereunder shall be borne by the engaging party whether or not the Merger is consummated. This provision shall survive the Effective Time or the earlier termination of this Agreement.

13.10 Tax Free Reorganization.

(a) The parties intend that the Merger qualify as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of First Savings and First Merchants shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither First Merchants nor any affiliate of First Merchants shall knowingly take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, First Savings does not know of any reason: (i) why it would not be able to deliver to counsel to First Savings and counsel to First Merchants, at the date of the legal opinions referred to in Sections 9.2(a) and 9.3(a), certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to First Merchants and counsel to First Savings to deliver the legal opinions contemplated by Sections 9.2(a) and 9.3(a), and First Savings hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to First Savings would not be able to deliver the opinion required by Section 9.2(a). First Savings will deliver such certificates to counsel to First Savings and counsel to First Merchants.

(c) As of the date hereof, First Merchants does not know of any reason: (i) why it would not be able to deliver to counsel to First Merchants and counsel to First Savings, at the date of the legal opinions referred to in Sections 9.2(a) and 9.3(a), certificates substantially in compliance with the IRS Guidelines, to enable counsel to First Merchants and counsel to First Savings to deliver the legal opinions contemplated by Sections 9.2(a) and 9.3(a), and First Merchants hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to First Merchants would not be able to deliver the opinion required by Section 9.3(a). First Merchants will deliver such certificates to counsel to First Merchants and counsel to First Savings.

13.11 Securityholder Litigation. Each party shall notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation and/or the executive officers or members of the Board of Directors of a party (a “Transaction Litigation”)), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

13.12 Certain Definitions; Interpretations. For purposes of this Agreement, “First Savings’s Management” means any of Larry W. Myers, Anthony A. Schoen, and Jackie R. Journell; and “First Merchants’ Management” means any of Mark K. Hardwick, Michael J. Stewart, and Michele M. Kawiecki. The phrases “to the knowledge of”, “known to” and similar formulations with respect to First Savings’s Management or First Merchants’ Management means matters that are within the actual conscious knowledge of such persons after due inquiry. For purposes of this Agreement, “business day” means any day other than a Saturday, Sunday or other day that a federal savings bank or a national banking association is authorized or required by applicable law to be closed. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

13.13 Survival of Contents. The provisions of Sections 7.8, 8.4, 10.2, 13.9 and this Section 13.12 shall survive beyond the termination of this Agreement. The provisions of Sections 7.8, 8.2, 8.4, 8.5, 13.9 and this Section 13.12 shall survive beyond the Effective Time.

13.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

13.15 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, as a remedy to any breach and including an injunction or injunctions to prevent any breach of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the parties’ obligation to consummate the Merger), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives: (a) any defense in any action for specific performance that a remedy at law would be adequate; and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such rights, powers or remedies by such party.

[THIS SPACE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, First Merchants and First Savings have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

FIRST MERCHANTS CORPORATION

By:	/s/ Mark K. Hardwick
Mark K. Hardwick, Chief Executive Officer

FIRST SAVINGS FINANCIAL GROUP, INC.

By:	/s/ Larry W. Myers
Larry W. Myers, President and Chief Executive Officer

EXHIBIT A

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into this 24th day of September, 2025, by and among FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”), and the undersigned shareholders (each, a “Shareholder”, and collectively, the “Shareholders”) of FIRST SAVINGS FINANCIAL GROUP, INC., an Indiana corporation (“First Savings”).

W I T N E S S E T H:

In consideration of the execution by First Merchants of the Agreement and Plan of Merger between First Merchants and First Savings of even date herewith (the “Merger Agreement”), the undersigned Shareholders of First Savings hereby agree that each of them, severally and not jointly, shall cause all First Savings common shares owned by him/her of record and beneficially, including, without limitation, all shares owned by him/her individually, all shares owned jointly by him/her and his/her spouse, all shares owned by any minor children (or any trust for their benefit), all shares owned by any business of which such Shareholder (if such Shareholder is a director of First Savings) is a principal shareholder (but in each such case only to the extent the Shareholder has the right to vote or direct the voting of such shares), and specifically including all shares shown as owned directly or beneficially by such Shareholder on Exhibit A attached hereto or acquired subsequently hereto (collectively, the “Shares”), to be voted, in person or by proxy, in favor of the merger of First Savings with and into First Merchants in accordance with and pursuant to the terms of the Merger Agreement at the annual or special meeting of shareholders of First Savings called for that purpose. Notwithstanding any other provision of this Agreement to the contrary, each Shareholder shall be permitted to vote such Shares, in person or by proxy, in favor of another “Acquisition Proposal” (as such term is defined in the Merger Agreement) that is submitted for approval by the shareholders of First Savings if both of the following shall have occurred: (a) First Savings’s Board of Directors has approved such Acquisition Proposal and recommended such Acquisition Proposal to First Savings’s shareholders in accordance with Section 7.5(b) of the Merger Agreement and (b) the Merger Agreement has been terminated in accordance with Section 10.1(f) thereof.

Each of the Shareholders further agrees and covenants, severally and not jointly, that he/she shall not sell, assign, transfer, dispose or otherwise convey, nor shall he/she cause, permit, authorize or approve the sale, assignment, transfer, disposition or other conveyance of, any of the Shares or any interest in the Shares to any other person, trust or entity (other than First Savings) prior to the annual or special meeting of shareholders of First Savings called for the purpose of voting on the Merger Agreement without the prior written consent of First Merchants, such consent not to be unreasonably withheld, conditioned or delayed in the case of a gift, a tax planning transaction, an estate planning transaction or a qualified domestic relations order transaction (it being understood that First Merchants may decline to consent to any such transfer if the person acquiring such Shares does not agree to take such Shares subject to the terms of this Agreement). Notwithstanding the foregoing, each of the Shareholders may surrender or dispose of Shares in connection with the vesting, settlement or exercise of equity rights with respect to First Savings Common Stock (as such term is defined in the Merger Agreement) without the prior written consent of First Merchants and in any other manner as First Merchants may agree in writing.

This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to conflict of laws provisions thereof. This Agreement may be executed in counterparts, each of which (including any facsimile or Adobe PDF copy thereof) shall be deemed to be an original, but all of which shall constitute one and the same agreement. It is understood and agreed that Shareholders who execute this Agreement shall be bound hereby, irrespective of whether all Shareholders execute this Agreement. The obligations of each of the Shareholders under the terms of this Agreement shall terminate contemporaneously with the earliest to occur of: (i) the approval of the Merger Agreement by the stockholders of First Savings, (ii) the termination of the Merger Agreement, or (ii) the mutual written agreement of the parties hereto to terminate this Agreement.

Each of the Shareholders is executing this Agreement solely in his or her capacity as a stockholder of First Savings. Notwithstanding any provision hereof, nothing in this Agreement shall be construed to prohibit a Shareholder, or any officer or affiliate of a Shareholder who is or has been designated a member of First Savings’s Board of Directors, from taking any action solely in his or her capacity as a member of First Savings’s Board of Directors or from exercising his or her fiduciary duties as a member of First Savings’s Board of Directors to the extent specifically permitted by the Merger Agreement.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, First Merchants and each of the undersigned Shareholders of First Savings have made and executed this Agreement as of the day and year first above written, and First Merchants has caused this Agreement to be executed by its duly authorized officer.

FIRST MERCHANTS CORPORATION

By:
Mark K. Hardwick,
Chief Executive Officer

[Signature page to Voting Agreement]

SIGNATURE PAGE OF SHAREHOLDERS OF FIRST SAVINGS

John E. Colin

Frank N. Czeschin

L. Chris Fordyce

Troy D. Hanke

John P. Lawson, Jr.

Pamela Bennett-Martin

Larry W. Myers

Martin A. Padgett

Steven R. Stemler

Douglas A. York

Tony A. Schoen

Jackie R. Journell

[Signature page to Voting Agreement]

EXHIBIT A

LISTING OF SHARES *

Name	Number of Shares
John E. Colin	9,785
Frank N. Czeschin	59,291
L. Chris Fordyce	41,593
Troy D. Hanke	3,500
John P. Lawson, Jr.	59,360
Pamela Bennett-Martin	30,644
Larry W. Myers	400,007
Martin A. Padgett	12,293
Steven R. Stemler	33,440
Douglas A. York	123,683
Tony A. Schoen	173,590
Jackie R. Journell	55,268

TOTAL	1,002,454

*	Excludes shares underlying unexercised stock options.

EXHIBIT B

AGREEMENT AND PLAN OF MERGER

Merging

FIRST SAVINGS BANK,

an Indiana commercial bank,

with and into

FIRST MERCHANTS BANK

an Indiana commercial bank

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement and Plan”), made and entered into as of the 24th day of September, 2025, by and between FIRST MERCHANTS BANK, an Indiana commercial bank (“FMB”), and FIRST SAVINGS BANK, an Indiana commercial bank (the “Bank”) (FMB and the Bank are sometimes referred to collectively as the “Constituent Companies”).

WITNESSETH

WHEREAS, the Constituent Companies desire to consummate the business combination transaction outlined in this Agreement and Plan pursuant to which the Bank will merge with and into FMB in accordance with 12 U.S.C. §1828(c) and the Indiana Financial Institutions Act (collectively, the “Law”);

WHEREAS, this Agreement and Plan is being executed in connection with, and the consummation of the transactions contemplated by this Agreement and Plan is expressly contingent upon the closing of the transactions contemplated by, that certain Agreement and Plan of Merger (the “Merger Agreement”) between First Merchants Corporation, an Indiana corporation (“First Merchants”), and First Savings Financial Group, Inc., an Indiana corporation (“First Savings”), dated as of September 24, 2025 (the “Holding Company Merger”);

WHEREAS, the Boards of Directors of both FMB and the Bank have approved the transactions contemplated by this Agreement;

WHEREAS, First Merchants, as the sole shareholder of FMB, and First Savings, as the sole shareholder of the Bank, have also adopted this Agreement and Plan and approved the transactions contemplated by this Agreement and Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements, covenants, conditions and grants contained in this Agreement and Plan, and in accordance with the provisions of the Law, the parties mutually covenant and agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the “Effective Time” (as defined below), the Bank shall be merged with and into FMB in accordance with applicable provisions of the Law (the “Merger”). The separate existence and company organization of the Bank shall cease, and the company existence of FMB, including all its purposes, powers and objectives, shall continue unaffected and unimpaired by the Merger. FMB shall continue to be governed by the laws applicable to state-chartered nonmember commercial banks under the Law and the regulations promulgated thereunder and shall succeed to all the rights, privileges, immunities, powers, duties and liabilities of the Bank as set forth in the Law. All assets of the Bank as they exist at the effective time of the Merger shall pass to and vest in FMB without any conveyance or other transfer. FMB shall be responsible for all of the liabilities of every kind and description of the Bank existing as of the effective time of the Merger.

1.2 Further Assurances. If, after the Effective Time, FMB shall consider or be advised that any further deeds, assignments or assurances in the Law or any other things are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FMB, its right, title or interest in, to or under any rights, properties or assets of the Bank, or (b) otherwise carry out the purposes of this Agreement and Plan, the Bank and its officers and directors shall be deemed to have granted to FMB an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in FMB and otherwise to carry out the purposes of this Agreement and Plan, and the officers and directors of FMB are authorized in the name of the Bank or otherwise to take any and all such action.

1.3 Offices. Immediately following the Merger, FMB’s principal office shall be located at 200 East Jackson Street, Muncie, Indiana 47305 and the Bank’s principal office at 702 North Shore Drive, Suite 300, Jeffersonville, Indiana 47130 shall become a branch office of FMB.

1.4 Savings Accounts. By virtue of the Merger, savings accounts held at the Bank shall automatically, by operation of law, become savings accounts held at FMB.

ARTICLE II

ARTICLES OF INCORPORATION, CODE OF BYLAWS,

BOARD OF DIRECTORS AND OFFICERS

2.1 Name. The name of the surviving bank shall be “First Merchants Bank.”

2.2 Articles of Incorporation. The Articles of Incorporation of FMB shall be the Articles of Incorporation of the surviving bank.

2.3 Code of Bylaws. The Code of Bylaws of FMB (the “Code of Bylaws”) shall be the Code of Bylaws of the surviving bank.

2.4 Officers and Directors. The directors of FMB serving immediately before the Effective Time and Larry W. Myers (subject to the surviving bank’s governance procedures) shall be the directors of the surviving bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. The officers of FMB shall all remain officers of the surviving bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws.

ARTICLE III

CAPITAL STOCK OF THE SURVIVING BANK

3.1 Shares of the Bank. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all one hundred (100) issued and outstanding shares of the common capital stock of the Bank, whose separate existence shall cease, shall automatically and by operation of law be canceled, void and of no further effect.

3.2 Shares of FMB. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all one hundred fourteen thousand (114,000) issued and outstanding shares of the common capital stock of FMB, shall represent all of the issued and outstanding shares of the common capital stock of the surviving bank.

ARTICLE IV

NO DISSENTING SHAREHOLDERS

First Merchants, as the sole shareholder of FMB, and First Savings, as the sole shareholder of the Bank, have adopted this Agreement and Plan and approved and consented to this Merger.

ARTICLE V

GENERAL PROVISIONS

5.1 Condition Precedent to Closing. The following conditions must be satisfied prior to the closing of the Merger:

(a) appropriate approvals must be obtained from or notices filed with the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation; and

(b) the Holding Company Merger must occur.

5.2 Effective Time. The Merger shall become effective immediately following the effective time of the Holding Company Merger, or such later time as designated by First Merchants and otherwise approved by the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation (the “Effective Time”).

5.3 Manner of Termination. This Agreement and Plan and the transactions contemplated hereby may be terminated at any time prior to the Effective Time:

(a) by the mutual consent of FMB and the Bank; or

(b) automatically and without further action by either FMB or the Bank if the Merger Agreement is terminated for any reason.

5.4 Effect of Termination. Upon termination as provided in Section 5.3, this Agreement and Plan shall be void and of no further force or effect, and there shall be no obligation on the part of FMB or the Bank or their respective officers, directors, employees, agents, or shareholders, except for payment of their respective expenses in connection with this Agreement and Plan.

[The remainder of this page was intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan by their respective officers duly authorized as of the date and year first above written.

“FMB”	FIRST MERCHANTS BANK, an Indiana state commercial bank,

By:
	Printed:	Mark K. Hardwick
	Its:	Chief Executive Officer

ATTEST:
Secretary/Cashier

“BANK”	FIRST SAVINGS BANK, an Indiana state commercial bank,

By:
	Printed:	Larry W. Myers
	Its:	President and Chief Executive Officer

ATTEST:
Secretary/Cashier

Exhibit 10.1

Execution Version

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into this 24th day of September, 2025, by and among FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”), and the undersigned shareholders (each, a “Shareholder”, and collectively, the “Shareholders”) of FIRST SAVINGS FINANCIAL GROUP, INC., an Indiana corporation (“First Savings”).

W I T N E S S E T H:

In consideration of the execution by First Merchants of the Agreement and Plan of Merger between First Merchants and First Savings of even date herewith (the “Merger Agreement”), the undersigned Shareholders of First Savings hereby agree that each of them, severally and not jointly, shall cause all First Savings common shares owned by him/her of record and beneficially, including, without limitation, all shares owned by him/her individually, all shares owned jointly by him/her and his/her spouse, all shares owned by any minor children (or any trust for their benefit), all shares owned by any business of which such Shareholder (if such Shareholder is a director of First Savings) is a principal shareholder (but in each such case only to the extent the Shareholder has the right to vote or direct the voting of such shares), and specifically including all shares shown as owned directly or beneficially by such Shareholder on Exhibit A attached hereto or acquired subsequently hereto (collectively, the “Shares”), to be voted, in person or by proxy, in favor of the merger of First Savings with and into First Merchants in accordance with and pursuant to the terms of the Merger Agreement at the annual or special meeting of shareholders of First Savings called for that purpose. Notwithstanding any other provision of this Agreement to the contrary, each Shareholder shall be permitted to vote such Shares, in person or by proxy, in favor of another “Acquisition Proposal” (as such term is defined in the Merger Agreement) that is submitted for approval by the shareholders of First Savings if both of the following shall have occurred: (a) First Savings’s Board of Directors has approved such Acquisition Proposal and recommended such Acquisition Proposal to First Savings’s shareholders in accordance with Section 7.5(b) of the Merger Agreement and (b) the Merger Agreement has been terminated in accordance with Section 10.1(f) thereof.

Each of the Shareholders further agrees and covenants, severally and not jointly, that he/she shall not sell, assign, transfer, dispose or otherwise convey, nor shall he/she cause, permit, authorize or approve the sale, assignment, transfer, disposition or other conveyance of, any of the Shares or any interest in the Shares to any other person, trust or entity (other than First Savings) prior to the annual or special meeting of shareholders of First Savings called for the purpose of voting on the Merger Agreement without the prior written consent of First Merchants, such consent not to be unreasonably withheld, conditioned or delayed in the case of a gift, a tax planning transaction, an estate planning transaction or a qualified domestic relations order transaction (it being understood that First Merchants may decline to consent to any such transfer if the person acquiring such Shares does not agree to take such Shares subject to the terms of this Agreement). Notwithstanding the foregoing, each of the Shareholders may surrender or dispose of Shares in connection with the vesting, settlement or exercise of equity rights with respect to First Savings Common Stock (as such term is defined in the Merger Agreement) without the prior written consent of First Merchants and in any other manner as First Merchants may agree in writing.

This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to conflict of laws provisions thereof. This Agreement may be executed in counterparts, each of which (including any facsimile or Adobe PDF copy thereof) shall be deemed to be an original, but all of which shall constitute one and the same agreement. It is understood and agreed that Shareholders who execute this Agreement shall be bound hereby, irrespective of whether all Shareholders execute this Agreement. The obligations of each of the Shareholders under the terms of this Agreement shall terminate contemporaneously with the earliest to occur of: (i) the approval of the Merger Agreement by the stockholders of First Savings, (ii) the termination of the Merger Agreement, or (ii) the mutual written agreement of the parties hereto to terminate this Agreement.

Each of the Shareholders is executing this Agreement solely in his or her capacity as a stockholder of First Savings. Notwithstanding any provision hereof, nothing in this Agreement shall be construed to prohibit a Shareholder, or any officer or affiliate of a Shareholder who is or has been designated a member of First Savings’s Board of Directors, from taking any action solely in his or her capacity as a member of First Savings’s Board of Directors or from exercising his or her fiduciary duties as a member of First Savings’s Board of Directors to the extent specifically permitted by the Merger Agreement.

[Signatures appear on following pages.]

2

IN WITNESS WHEREOF, First Merchants and each of the undersigned Shareholders of First Savings have made and executed this Agreement as of the day and year first above written, and First Merchants has caused this Agreement to be executed by its duly authorized officer.

FIRST MERCHANTS CORPORATION

By:	/s/ Mark K. Hardwick
Mark K. Hardwick,
Chief Executive Officer

[Signature page to Voting Agreement]

SHAREHOLDERS OF FIRST SAVINGS

/s/ John E. Colin
John E. Colin

[Signature page to Voting Agreement]

/s/ Frank N. Czeschin
Frank N. Czeschin

[Signature page to Voting Agreement]

/s/ L. Chris Fordyce
L. Chris Fordyce

[Signature page to Voting Agreement]

/s/ Troy D. Hanke
Troy D. Hanke

[Signature page to Voting Agreement]

/s/ John P. Lawson, Jr.
John P. Lawson, Jr.

[Signature page to Voting Agreement]

/s/ Pamela Bennett-Martin
Pamela Bennett-Martin

[Signature page to Voting Agreement]

/s/ Larry W. Myers
Larry W. Myers

[Signature page to Voting Agreement]

/s/ Martin A. Padgett
Martin A. Padgett

[Signature page to Voting Agreement]

/s/ Steven R. Stemler
Steven R. Stemler

[Signature page to Voting Agreement]

/s/ Douglas A. York
Douglas A. York

[Signature page to Voting Agreement]

/s/ Tony A. Schoen
Tony A. Schoen

[Signature page to Voting Agreement]

/s/ Jackie R. Journell
Jackie R. Journell

[Signature page to Voting Agreement]

EXHIBIT A

LISTING OF SHARES *

Name	Number of Shares
John E. Colin	9,785
Frank N. Czeschin	59,291
L. Chris Fordyce	41,593
Troy D. Hanke	3,500
John P. Lawson, Jr.	59,360
Pamela Bennett-Martin	30,644
Larry W. Myers	400,007
Martin A. Padgett	12,293
Steven R. Stemler	33,440
Douglas A. York	123,683
Tony A. Schoen	173,590
Jackie R. Journell	55,268

TOTAL	1,002,454

*	Excludes shares underlying unexercised stock options.

Exhibit 99.1

N / E / W / S R / E / L / E / A / S / E

September 25, 2025

FOR IMMEDIATE RELEASE

For more information, contact:

First Merchants Corporation

Nicole M. Weaver, First Vice President and Director of Corporate Administration

765-521-7619

http://www.firstmerchants.com

First Savings Financial Group, Inc.

Larry W. Myers, President and Chief Executive Officer

(812) 283-0724

http://www.fsbbank.net

SOURCE: First Merchants Corporation, Muncie, Indiana and First Savings Financial Group, Inc., Jeffersonville, Indiana

FIRST MERCHANTS CORPORATION AND FIRST SAVINGS FINANCIAL GROUP, INC. ANNOUNCE SIGNING OF DEFINITIVE MERGER AGREEMENT

MUNCIE, IN. and JEFFERSONVILLE, IN, September 25, 2025 — First Merchants Corporation (Nasdaq: FRME) (“First Merchants”) and First Savings Financial Group, Inc., (Nasdaq: FSFG) (“First Savings”) today announced they have entered into a definitive merger agreement pursuant to which First Savings will merge with and into First Merchants in an all-stock transaction currently valued at approximately $241.3 million. Immediately following the merger, First Savings Bank will merge with and into First Merchants Bank.

Headquartered in Jeffersonville, Indiana, First Savings operates 16 banking center locations in southern Indiana. First Savings has total assets of $2.4 billion, total loans of $1.9 billion, and total deposits of $1.7 billion earning a 1.02% return on average assets (annualized) and a 13.7% return on average equity (annualized) for the quarter ended June 30, 2025.

The merger agreement provides that the common shareholders of First Savings will have the right to receive 0.85 of a share of First Merchants common stock, in a tax-free exchange, for each share of First Savings common stock owned. Based on the closing price of First Merchants common stock on September 24, 2025 of $39.53 per share, the implied merger consideration for each share of First Savings common stock is $33.60 per share. First Merchants anticipates earnings per share accretion of approximately 11% in 2027 (the first full year of combined operations) and a tangible book value earnback period of 3.0 years.

“We view First Savings Bank as a meaningful addition to our Indiana deposit network,” said Mark Hardwick, CEO of First Merchants. “Its presence strengthens our southern Indiana growth potential. We are also excited about the opportunities the triple net lease financing, first lien HELOCs and SBA lending verticals will offer by supporting steady, diversified loan growth across economic cycles.”

The transaction is expected to close in the first quarter of 2026, subject to First Savings’ shareholder approval, regulatory approvals, and other customary conditions. First Merchants’ shareholder approval is not required. The combined company, conducting its banking business as First Merchants Bank, expects to complete its system integration during the second quarter of 2026.

First Merchants and First Savings will have combined assets of approximately $21.0 billion and First Merchants will remain the second largest financial holding company headquartered in Indiana. The combined company will have 127 branches across Indiana, Michigan, and Ohio.

First Merchants expects to appoint Larry W. Myers, President and Chief Executive Officer and a Director of First Savings, to its Board of Directors in connection with the merger.

Mr. Myers stated, “For nearly 90 years, First Savings Bank has combined strong performance for our shareholders with a deep commitment to our community and the development of innovative business lines. By joining with First Merchants, we are ensuring that these values endure while opening the door to exciting new opportunities for customers, employees and investors.”

According to Mike Stewart, President of First Merchants, “This acquisition represents more than just growth - it’s a reaffirmation of our purpose. We are proud to welcome a community bank that shares our deep-rooted commitment to Hoosier values by serving our communities with genuine care, dependable service and lasting trust. First Savings’ connection to its southern Indiana communities mirrors our own, and together, we will continue to empower individuals and businesses across Indiana.”

Stephens Inc. is serving as financial advisor to First Merchants, and Dentons is serving as legal advisor. Piper Sandler & Co. is serving as financial advisor to First Savings and Luse Gorman, PC is serving as legal advisor.

Additional Information

Communications in this news release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote in connection with the proposed merger. First Merchants will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger that will include a proxy statement for First Savings and a prospectus for First Merchants, as well as other relevant documents concerning the proposed merger. When finalized, the Proxy Statement-Prospectus will be submitted to First Savings’ common shareholders to solicit their proxies in connection with their vote on the proposed merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CONCERNING THE PROPOSED MERGER, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

When filed, the Proxy Statement-Prospectus and other documents relating to the proposed merger filed by First Merchants and First Savings can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Merchants website at www.firstmerchants.com under the tab “Investor Relations”, then under the heading “Financial Information” and finally under the link “SEC Filings,” or by accessing First Savings’ website at www.fsbbank.net under the link “Investor Relations.” Alternatively, these documents, when available, can be obtained free of charge from First Merchants upon written request to First Merchants Corporation, 200 East Jackson Street, Muncie, IN 47305, Attention: Corporate Secretary, or by calling (765) 747-1500, or from First Savings, upon written request to First Savings Financial Group, Inc., 702 N. Shore Drive, Suite 300, Jeffersonville, IN 47130, Attention: Investor Relations, or by calling (812) 283-0724.

First Merchants and First Savings and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the common shareholders of First Savings in connection with the proposed merger. Information about the directors and executive officers of First Merchants is set forth in the proxy statement for First Merchants’ 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2025, which information has been updated by First Merchants from time to time in subsequent filings with the SEC. Information about the directors and executive officers of First Savings is set forth in the proxy statement for the First Savings 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 8, 2025. Additional information regarding the interests of these participants, including First Savings’ officers and directors, will also be included in the Proxy Statement-Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described above.

Forward-Looking Statements

This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward- looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger between First Merchants and First Savings, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the proposed merger, as well as other statements of expectations regarding the proposed merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the proposed merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and First Savings will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the proposed merger may not be fully realized or realized within the expected time frame; revenues following the proposed merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the proposed merger; the ability to obtain required regulatory approvals or the approval of First Savings’ common shareholders, and the ability to complete the proposed merger on the expected timeframe; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit-worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity (including the ability to grow and maintain core deposits and retain large uninsured deposits), credit and interest rate risks associated with First Merchants’ business; the impacts of epidemics, pandemics or other infectious disease outbreaks; and other risks and factors identified in each of First Merchants’ filings with the SEC. Neither First Merchants nor First Savings undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release. In addition, the companies’ respective past results of operations do not necessarily indicate their anticipated future results, whether or not the proposed merger is completed.

* * * *

Exhibit 99.2

First Merchants.

NASDAQ: FRME

Merger With First Savings Financial Group, Inc.

September 25, 2025

FIRST MERCHANTS CORPORATION

200 E JACKSON ST., P.O. BOX 792, MUNCIE, IN 47305 | 765.747.1500

Merger With First Savings Financial Group, Inc. September 25, 2025

Forward Looking Statements This presentation contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and First Savings Financial Group, Inc. (“First Savings”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and First Savings will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory approvals or the approval of First Savings’ common shareholders, and the ability to complete the Merger on the expected timeframe; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity (including the ability to grow and maintain core deposits and retain large uninsured deposits), credit and interest rate risks associated with First Merchants’ business; the impacts of epidemics, pandemics or other infectious disease outbreaks; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission (“SEC”). First Merchants undertakes no obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or press release. In addition, First Merchants’ past results of operations do not necessarily indicate its anticipated future results, whether the Merger is effectuated or not. ADDITIONAL INFORMATION Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. First Merchants will file a Registration Statement on Form S-4 with the SEC in connection with the Merger that will include a Proxy Statement for First Savings and a Prospectus for First Merchants, as well as other relevant documents concerning the proposed transaction, which, when finalized, the Proxy Statement—Prospectus will be submitted to First Savings common shareholders to solicit their vote on the Merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT—PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CONCERNING THE MERGER, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, this document and other documents relating to the Merger filed by First Merchants and First Savings can be obtained free of charge from the SEC’s website at www.sec.gov. First Merchants and First Savings and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the common shareholders of First Savings in connection with the proposed Merger. Information about the directors and executive officers of First Merchants is set forth in the proxy statement for First Merchants’ 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2025, which information has been updated by First Merchants from time to time in subsequent filings with the SEC. Information about the directors and executive officers of First Savings will be set forth in the Proxy Statement for the First Savings 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 8, 2025. Additional information regarding the interests of these participants, including First Savings’ officers and directors, will also be included in the Proxy Statement-Prospectus regarding the proposed Merger when it becomes available. PRO FORMA AND PROJECTED INFORMATION This presentation contains certain pro forma and projected financial information, including projected pro forma information, which reflects First Merchants’ current expectations and assumptions. This pro forma information is for illustrative purposes only and should not be relied on as necessarily being indicative of future results. The assumptions and estimates underlying the pro forma information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those in the “Forward Looking Statements” disclaimer. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the proposed acquisition or that actual results will not differ materially from those presented in the pro forma information. NON-GAAP FINANCIAL MEASURES These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, First Merchants Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

A Leading Midwest Banking Franchise

Michigan
Monroe MSA Rank: 1
Detroit MSA Rank: 11
Deposits: $2.5B
Loans: $2.9B
Northwest Indiana
Lake County Rank: 5
Lafayette MSA Rank: 2
Deposits: $2.9B
Loans: $2.2B
Michigan
Indiana
Illinois
Ohio
Kentucky
Northeast Indiana
Muncie MSA Rank: 1
Ft Wayne MSA Rank: 5
Deposits: $4.8B
Loans: $2.1B
Indianapolis
Indianapolis MSA Rank: 7
Deposits: $3.9B
Loans: $4.7B
Columbus
Columbus MSA Rank: 15
Deposits: $0.7B
Loans: $1.4B
Southern Indiana
Louisville MSA[4] Rank: 2
Washington, IN MSA Rank: 2
Deposits: $1.7B
Loans: $2.0B

FRME Locations
FSFG Locations

Pro Forma Financial Highlights[1]

1.2%+	2026E ROAA
~54%	2026E Efficiency Ratio
14%+	2026E ROATCE
$2.5 Billion	Market Capitalization[2]
3.6%	Dividend Yield[3]

Ticker:	FRME
Headquarters:	Muncie, IN
Founded:	1893
Branches:	127
Assets:	$21.0 Billion
Loans HFI:	$15.2 Billion
Deposits:	$16.5 Billion

Forbes 2024 WORLD'S BEST BANKS

AMERICAN BANKER 2024 Best Banks to Work For

2024 Top 50 Public Banks

TIME AMERICA'S BEST COMPANIES MID-SIZE 2024

BEST PLACES TO WORK IN INDIANA 2024

best employers in Ohio

best places to work

Best CEO · Best Company Leadership · Best Company Work-Life Balance · Best Company Career Growth

First Merchants.

3

A Leading Midwest Banking Franchise Partnership Enhances Scale, Expands Indiana Footprint & Delivers Key Business Lines 1 Michigan Pro Forma Financial Highlights Monroe MSA Rank: 1 Detroit MSA Rank: 11 Deposits: $2.5B 1.2%+ Ticker: FRME Loans: $2.9B 2026E ROAA Northwest Indiana Lake County Rank: 5 Headquarters: Muncie, IN Lafayette MSA Rank: 2 ~54% Deposits: $2.9B M i c h i g a n 2026E Efficiency Ratio Founded: 1893 Loans: $2.2B 14%+ Branches: 127 2026E ROATCE s Assets: $21.0 Billion i Northeast Indiana o I n d i a n a Muncie MSA Rank: 1 $2.5 Billion n Ft Wayne MSA Rank: 5 Market Capitalization2 Loans HFI: $15.2 Billion i Deposits: $4.8B l Loans: $2.1B l I 3.6% Dividend Yield3 Deposits: $16.5 Billion O h i o 1Balance sheet figures as of June 30, 2025 and do not include any merger related adjustments. 2Based on adding stock issued in transaction to FRME market capitalization as of September 24, 2025. 3Based on FRME closing stock price of $39.87 as of September 24, 2025 and 2025Q2 [$0.36] dividend annualized. Indianapolis 4Louisville MSA Includes only Indiana counties classified as part of the Louisville/Jefferson County, KY-IN MSA (Clark, Floyd, Indianapolis MSA Rank: 7 Columbus Harrison and Washington counties). Deposits: $3.9B Columbus MSA Rank: 15 Loans: $4.7B Deposits: $0.7B Loans: $1.4B Southern Indiana Louisville MSA4 Rank: 2 Washington, IN MSA Rank: 2 Deposits: $1.7B Loans: $2.0B K e n t u c k y Note: MSA and County ranking per FDIC. Map includes all FRME locations including branches, LPOs and administrative centers. FRME Locations FSFG Locations 3

FRME's History of Growth

Total Assets ($B)

Growing Organically and Through Acquisition

Asset CAGR: 13.0%
$5.8
$6.8
$7.2
$9.4
$9.9
$12.5
$14.1
$15.5
$17.9
$18.3
$18.3
$18.6
$21.0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2Q25
Pro Forma[1]

2014
Community Bank ($269 M)
2015
Cooper State Bank ($138 M)
Ameriana Bank ($483 M)
2017
Arlington Bank ($309 M)
iAB Financial Bank ($1.1 B)
2019
Monroe Bank & Trust ($1.3 B)
2022
LevelOne Bank ($2.5 B)
2025
First Savings
($2.4 B)

First Merchants.

4

FRME’s History of Growth Total Assets ($B) Growing Organically and Through Acquisition ✓ Organic growth CAGR of 8.2% since 2014 ✓ Experienced Acquirer ✓ Expanded in Current High-Growth Markets ✓ Added to Franchise with Stable Deposit Gathering $21.0 Markets $17.9 $18.3 $18.3 $18.6 $15.5 $14.1 $12.5 $9.9 $9.4 $7.2 $6.8 $5.8 1 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2Q25 Pro Forma 2015 2019 2025 Cooper State Bank ($138 M) Monroe Ameriana Bank ($483 M) Bank & Trust ($1.3 B) ($2.4 B) 2014 2017 2022 Community Arlington Bank ($309 M) LevelOne Bank iAB Financial Bank ($269 M) ($2.5 B) Bank ($1.1 B) 1Pro forma as of June 30, 2025; excludes purchase accounting adjustments. Note: Asset CAGR includes pro forma total as of June 30, 2025. Data Source: S&P Global Market Intelligence; Company Filings. 4

Overview of First Savings Financial Group, Inc.

Company Highlights

First Savings Financial Group, Inc.

Geographic Footprint

Indiana
FRME
FSFG
Clark
Floyd
Louisville
Harrison
65
64

Financial Highlights[3]

($ in Millions)	2022	2023	2024	YTD 2025
Balance Sheet				
Total Assets	$2,197	$2,308	$2,389	$2,417
Gross Loans (Excl. HFS)	$1,599	$1,861	$1,905	$1,916
Total Deposits	$1,538	$1,684	$1,833	$1,736
Tangible Common Equity	$155	$173	$149	$154
Profitability				
ROAA (%)	0.71%	0.28%	0.79%	0.97%
ROAE (%)	8.3%	3.9%	11.1%	12.9%
Efficiency Ratio (%)	81.5%	86.2%	70.2%	68.5%

Deposit Market Share by County

County	Market Rank	Branches	Deposits ($000)	Mkt. Share (%)	% of Franchise
Clark, IN	2	6	896,124	22.8	51.5
Harrison, IN	2	3	246,481	25.2	14.2
Daviess, IN	2	2	216,531	22.7	12.4
Crawford, IN	1	2	142,887	100.0	8.2
Washington, IN	1	1	127,830	40.7	7.3
Floyd, IN	9	2	110,759	4.2	6.4

First Merchants.

5

Overview of First Savings Financial Group, Inc. Company Highlights Geographic Footprint Second largest1 independent franchise headquartered in Southern Indiana2 with leading market share in counties of operation I n d i a n a FRME 65 Seasoned executive team with deep-rooted market experience; FSFG C l a r k average tenure of ~14 years F l o y d Demonstrated track record of asset generation with a 10% loan CAGR since June 2021 64 L o u i s v i l l e FSFG’s focus on both its core banking segment and nationally- H a r r i s o n focused specialty business lines has allowed for greater fee 65 income diversification over time 64 Financial Highlights3 Deposit Market Share by County Market Deposits Mkt. Share % of ($ in Millions) 2022 2023 2024 YTD 2025 County Rank Branches ($000) (%) Franchise Balance Sheet Total Assets $2,197 $2,308 $2,389 $2,417 Clark, IN 2 6 896,124 22.8 51.5 Gross Loans (Excl. HFS) $1,599 $1,861 $1,905 $1,916 Harrison, IN 2 3 246,481 25.2 14.2 Total Deposits $1,538 $1,684 $1,833 $1,736 Daviess, IN 2 2 216,531 22.7 12.4 Tangible Common Equity $155 $173 $149 $154 Profitability Crawford, IN 1 2 142,887 100.0 8.2 ROAA (%) 0.71% 0.28% 0.79% 0.97% Washington, IN 1 1 127,830 40.7 7.3 ROAE (%) 8.3% 3.9% 11.1% 12.9% Efficiency Ratio (%) 81.5% 86.2% 70.2% 68.5% Floyd, IN 9 2 110,759 4.2 6.4 1Excludes banks with greater than $50 billion in total assets. 2Includes all counties in IN below FRME’s southernmost branch located in Morgan County, IN. 3Represents financial data for the calendar year ended December 31 and six months ended June 30, 2025. Source: S&P Global Market Intelligence; FDIC Summary of Deposits as of June 30, 2025. 5

Transaction Summary

Buyer	▪ First Merchants Corporation ("FRME") ▪ $18.6 billion in total assets as of June 30, 2025 ▪ Muncie, Indiana ▪ Established 1893
Seller	▪ First Savings Financial Group, Inc. ("FSFG") ▪ $2.4 billion in total assets as of June 30, 2025 ▪ Jeffersonville, Indiana ▪ Established 1937
Consideration	▪ 0.85 shares of FRME common stock for each share of FSFG common stock (fixed exchange ratio) ▪ 5,950,474 shares issued to FSFG shareholders ▪ FSFG unexercised options to receive cash (~$6.1 million)
Transaction Value[1]	▪ $241.3 million in aggregate[1] ▪ $33.60 per share[1]
Transaction Multiples[1]	▪ 1.35x of tangible book value ▪ 8.7x 2026E earnings[2] ▪ 6.2x 2026E earnings[2] + fully phased cost savings
Pro Forma Ownership	▪ Approximately 91% FRME / 9% FSFG
Board Representation	▪ Larry Myers – President, CEO and Director of FSFG – will join the FRME corporate board post-closing, subject to FRME's corporate governance procedures
Approvals & Closing	▪ FSFG shareholder approval and customary regulatory approvals ▪ Expected closing in Q1'26 ▪ Systems integration scheduled for Q2'26

First Merchants.

6

Transaction Summary First Merchants Corporation (“FRME”) $18.6 billion in total assets as of June 30, 2025 Buyer Muncie, Indiana Established 1893 First Savings Financial Group, Inc. (“FSFG”) $2.4 billion in total assets as of June 30, 2025 Seller Jeffersonville, Indiana Established 1937 0.85 shares of FRME common stock for each share of FSFG common stock (fixed exchange ratio) Consideration 5,950,474 shares issued to FSFG shareholders FSFG unexercised options to receive cash (~$6.2 million) 1 $243.5 million in aggregate1 Transaction Value 1 $33.89 per share 1.36x of tangible book value Transaction Multiples1 8.7x 2026E earnings2 6.2x 2026E earnings2 + fully phased cost savings Pro Forma Ownership Approximately 91% FRME / 9% FSFG Larry Myers – President, CEO and Director of FSFG – will join the FRME corporate board post- Board Representation closing, subject to FRME’s corporate governance procedures FSFG shareholder approval and customary regulatory approvals Approvals & Closing Expected closing in Q1’26 Systems integration scheduled for Q2’26 1Based upon a FRME closing stock price of $39.87 as of September 24, 2025. Aggregate deal value is inclusive of options consideration (FSFG unexercised options to receive cash). 2Based on $27.1 million of estimated FSFG earnings for CY 2026E. 6

Transaction Highlights Combination creates a $20B+ asset bank ranked 4th in deposit market share in Indiana and with a statewide footprint Strategically Expands FRME into Southern Indiana (four of FSFG’s counties of operation are part of the Compelling Louisville MSA which is comprised of markets in both Indiana and Kentucky) Enables FSFG’s asset generating businesses room to grow on a larger, more liquid balance sheet Lack of market overlap expected to preserve customer-facing jobs Longer term, positions FRME to capitalize on commercial banking opportunities in the Louisville MSA Operational Fit FRME finds FSFG’s specialty businesses attractive and intends to continue to invest in those products FRME is an experienced acquirer who conducted a comprehensive due diligence process to thoroughly evaluate the proposed transaction Attractive earnings accretion for both FRME and FSFG Shareholders Financially Manageable TBV dilution at closing, inclusive of all transaction expenses, with an estimated Attractive earnback of 3.0 years using the crossover method1 Accretive to key FRME profitability metrics in the first year of combined operations 1Based on when pro forma tangible book value per share crosses over and begins to exceed projected standalone FRME tangible book value per share. Inclusive of all transaction costs. 7

Expansion into Southern Indiana Bolsters Indiana State Presence

Pro Forma Indiana Deposit Market Share

Rank	Institution (ST)	Branches	Deposits ($000)	Mkt. Share (%)
1	JPMorgan Chase & Co. (NY)	118	25,043,492	11.8
2	The PNC Finl Svcs Grp (PA)	80	16,858,818	7.9
3	Old National Bancorp (IN)	93	13,820,604	6.5
	Pro Forma	90	13,414,896	6.3
4	Fifth Third Bancorp (OH)	96	13,079,511	6.2
5	Merchants Bancorp (IN)	7	12,751,155	6.0
6	First Merchants Corp. (IN)	74	11,674,284	5.5
7	First Bancshares Inc. (IN)	60	7,960,250	3.8
8	1st Source Corp. (IN)	73	7,099,121	3.3
9	Huntington Bancshares Inc. (OH)	39	6,508,001	3.1
10	First Financial Bancorp. (OH)	61	6,200,918	2.9
24	First Savings Financial Group (IN)	16	1,740,612	0.8

FSFG Southern Indiana Deposit Market Share

Pro Forma Business Mix by Market Region

Loans

$15.3B
30.7%
19.0%
14.4%
13.7%
13.1%
9.2%

- Indianapolis (30.7%)
- Michigan (19.0%)
- Northwest Indiana (14.4%)[1]
- Northeast Indiana (13.7%)[2]
- Southern Indiana (13.1%)
- Columbus (9.2%)

Deposits

$16.5B
29.1%
23.6%
17.6%
15.2%
10.3%
4.2%

- Northeast Indiana (29.1%)
- Indianapolis (23.6%)
- Northwest Indiana (17.6%)
- Michigan (15.2%)
- Southern Indiana (10.3%)
- Columbus (4.2%)

First Merchants.

8

Expansion into Southern Indiana Bolsters Indiana State Presence Pro Forma Indiana Deposit Market Share FSFG Southern Indiana Deposit Market Share Deposits Mkt. Share Deposits Mkt. Share Rank Institution (ST) Branches ($000) (%) Rank Institution (ST) Branches ($000) (%) 1 JPMorgan Chase & Co. (NY) 118 25,043,492 11.8 1 First Savings Financial Group (IN) 16 1,740,612 19.4 2 The PNC Finl Svcs Grp (PA) 80 16,858,818 7.9 2 The PNC Finl Svcs Grp (PA) 6 1,715,164 19.1 3 Old National Bancorp (IN) 93 13,820,604 6.5 3 JPMorgan Chase & Co. (NY) 7 951,033 10.6 Pro Forma 90 13,414,896 6.3 4 First Capital Inc. (IN) 12 816,722 9.1 4 Fifth Third Bancorp (OH) 96 13,079,511 6.2 5 German American Bancorp Inc. (IN) 7 692,287 7.7 5 Merchants Bancorp (IN) 7 12,751,155 6.0 6 First Merchants Corp. (IN) 74 11,674,284 5.5 6 WesBanco Inc. (WV) 7 556,175 6.2 7 First Bancshares Inc. (IN) 60 7,960,250 3.8 7 New Independent Bcshs Inc. (IN) 9 542,600 6.0 8 1st Source Corp. (IN) 73 7,099,121 3.3 8 Stock Yards Bancorp Inc. (KY) 3 329,623 3.7 9 Huntington Bancshares Inc. (OH) 39 6,508,001 3.1 9 Truist Financial Corp. (NC) 1 387,920 4.3 10 First Financial Bancorp. (OH) 61 6,200,918 2.9 10 Fifth Third Bancorp (OH) 2 258,673 2.9 24 First Savings Financial Group (IN) 16 1,740,612 0.8 Pro Forma Business Mix by Market Region 4.2% Indianapolis (30.7%) Northeast Indiana (29.1%) 9.2% 10.3% Michigan (19.0%) Indianapolis (23.6%) 13.1% 30.7% 29.1% 1 Northwest Indiana (14.4%) Northwest Indiana (17.6%) $15.3B 15.2% $16.5B Northeast Indiana (13.7%)2 Loans 13.7% Deposits Michigan (15.2%) Southern Indiana (13.1%) 17.6% Southern Indiana (10.3%) 19.0% 23.6% 14.4% Columbus (9.2%) Columbus (4.2%) Note: Southern IN Includes the IN counties in which FSFG operates: Clark, Crawford, Daviess, Floyd, Harrison and Washington. 1Includes the Lafayette, IN MSA and Lake County, IN. 2Includes the Muncie, IN MSA and Fort Wayne, IN MSA. Source: FDIC Summary of Deposits as of June 30, 2025. 8

FSFG Market Dynamics: Southern Indiana

FSFG's Footprint By the Numbers

3.5% 2025-2030 Proj. Population Growth[1]	**10.9%** 2025-2030 Proj. HHI Growth[1]
$73.2K Median Household Income[1]	**$9.0B** Aggregate Deposits

Overview of Select FSFG Operating Cities

New Albany, IN
- Situated just across the Ohio River from Louisville
- Focus on healthcare, retail and food services sectors; modest manufacturing activity in the region
- Home to Indiana University Southeast

Clarksville, IN
- Oldest American town in the former Northwest Territory
- Heavy focus on manufacturing sector

Key Economic Drivers

River Ridge Commerce Center

- 6,000-acre industrial park in Jeffersonville, IN
- 20+ companies supporting 19,000+ jobs
- $3.0 billion economic output in 2024 with $1.3 billion economic value added
- Meta and Canadian Solar constructing $1.6 billion+ of data centers in 2025

Lewis and Clark Bridge

Westgate Tech Park

- 21-building campus in Daviess County, IN located near NSA Crane, the third largest navy installation in the world
- 60+ companies supporting 1,000+ jobs
- Primarily focused on the defense and information technology industries
- $200 million+ in planned capital investment moving forward

Major Employers in Southern Indiana

amazon
Norton Healthcare
McKesson
Kroger
GE Appliances a Haier company
CACI Ever Vigilant
Booz | Allen | Hamilton
HII

First Merchants.

9

FSFG Market Dynamics: Southern Indiana Attractive markets that FRME intends to invest in and grow post-closing. Market strategy will include the continuation of the First Savings Charitable Foundation FSFG’s Footprint By the Numbers Key Economic Drivers River Ridge 6,000-acre industrial park in Jeffersonville, IN 3.5% 10.9% Commerce Center 20+ companies supporting 19,000+ jobs $3.0 billion economic output in 2024 with $1.3 billion economic value added 2025-2030 Proj. 2025-2030 Proj. Canadian data centers 1 Meta and Solar constructing $1.6 billion+ of in Population Growth HHI Growth1 2025 Lewis and Clark Completed in December 2016 and connects Clark County, IN to Jefferson County, KY as part of the I-265 Louisville Beltway Bridge $73.2K $9.0B Part of the $2.5 billion Ohio River Bridge Project, which includes two other Southern IN-KY bridges and was anticipated to have an $87 billion Median Aggregate economic impact over 30 years at opening Household Income1 Deposits Over 37.1 million crossings in 2024 across three tolled bridges; ~$961 million in revenue generated since inception Overview of Select FSFG Operating Cities Westgate 21-building campus in Daviess County, IN located near NSA Crane, the Tech Park third largest navy installation in the world FSFG’s largest city by deposits; #1 market share 60+ companies supporting 1,000+ jobs Strong presence in logistics, healthcare, and retail Jeffersonville, IN Primarily focused on the defense and information technology industries Major corporate expansions underway via the River Ridge Commerce Center $200 million+ in planned capital investment moving forward Situated just across the Ohio River from Louisville Major Employers in Southern Indiana Focus on healthcare, retail and food services sectors; New Albany, IN modest manufacturing activity in the region Home to Indiana University Southeast Oldest American town in the former Northwest Clarksville, IN Territory Heavy focus on manufacturing sector Note: Southern IN Includes the IN counties in which FSFG operates: Clark, Crawford, Daviess, Floyd, Harrison and Washington. 1Figures based on population-weighted average by county. Data Source: FDIC Summary of Deposits as of June 30, 2025; U.S. Census Bureau; River Ridge Commerce Center 2024 Annual 9 Report; Manufacturing Dive; Southern Indiana Business Journal; RiverLink 2024 Annual Report; Courier Journal.

Opportunity to Expand FSFG's Specialty Lines

Triple-Net-Lease Finance

(Introduced in 2013)

$756.6M

Loans Outstanding

- Loans to high-net-worth individuals that are secured by low loan-to-value, single-tenant commercial properties
- Focus on retail, office and medical spaces with loan amounts ranging from $500K to $10M
- Underwritten with LTV < 70%, DSCR of 1.20x and greater
- No net charge-offs recorded between December 30, 2019 to June 30, 2025

First Lien HELOCs

(Shifted to Originate to Sell in 2025)

$401.5M

Loans Outstanding

- Nationally-enabled, differentiated product that combines mortgage and HELOC functionality
- Offered in 46 states through a loan production office in Franklin, TN
- Shifted to originate to sell model in 2025 with first $22.5 million sale in CQE June 30, 2025, anticipate ~$150 million in volume in 2026 at ~3% gain on sale

SBA Lending

(Introduced in 2015)

$101.5M

Loans Outstanding

- Originates out-of-market 7(a) loans, sells the guaranteed portions in the secondary market, and retains the unguaranteed balance
- Right-sized back office with strong technology platform
- $55.4 million LTM final funded SBA loans sold; represents Y/Y growth rate of ~140%
- MRQ Net Gain on Sale of Loans of 5.17%
- YTD originations for sale of $27.6 million

First Merchants.

10

Opportunity to Expand FSFG’s Specialty Lines FSFG offers three specialty, nationwide lines that can be invested in to expand and grow Growth from these lines could either be on balance sheet or through an originate-to-sell model to enhance fee income Tony Schoen – CFO and Director of FSFG – will oversee FSFG’s specialty business lines post-closing Triple-Net-Lease Finance First Lien HELOCs SBA Lending (Introduced in 2013) (Shifted to Originate to Sell in 2025) (Introduced in 2015) $756.6M $401.5M $101.5M Loans Outstanding Loans Outstanding Loans Outstanding Loans to high-net-worth individuals that Nationally-enabled, differentiated Originates out-of-market 7(a) loans, sells are secured by low loan-to-value, single- product that combines mortgage and the guaranteed portions in the secondary tenant commercial properties HELOC functionality market, and retains the unguaranteed balance Focus on retail, office and medical spaces Offered in 46 states through a loan with loan amounts ranging from $500K to production office in Franklin, TN Right-sized back office with strong $10M technology platform Shifted to originate to sell model in 2025 Underwritten with LTV < 70%, DSCR of with first $22.5 million sale in CQE June $55.4 million LTM final funded SBA loans 1.20x and greater 30, 2025, anticipate ~$150 million in sold; represents Y/Y growth rate of ~140% volume in 2026 at ~3% gain on sale No net charge-offs recorded between MRQ Net Gain on Sale of Loans of 5.17% December 30, 2019 to June 30, 2025 YTD originations for sale of $27.6 million Note: HELOC = Home Equity Line of Credit. Source: S&P Global Market Intelligence; Company Filings. 10

Pro Forma Loans and Deposits

	FRME	FSFG	Pro Forma

Strong and Diversified Loan Portfolio

FRME

C&D 6.3%
1-4 Family[1] 18.3%
HELOC 4.9%
OOCRE 9.2%
Non-OOCRE 11.4%
Multifamily 4.9%
C&I 33.3%
Consumer & Other 11.6%

Total: $13.3B
MRQ Yield: 6.32%

FSFG

C&D 3.6%
1-4 Family[1] 13.4%
HELOC 21.9%
OOCRE 14.4%
Non-OOCRE 15.6%
Multifamily 1.7%
C&I 5.5%
Consumer & Other 23.8%

Total: $2.0B
MRQ Yield: 5.86%

Pro Forma

C&D 5.9%
1-4 Family[1] 17.7%
HELOC 7.1%
OOCRE 9.9%
Non-OOCRE 11.9%
Multifamily 4.5%
C&I 29.7%
Consumer & Other 13.2%

Total: $15.3B

Attractive Core Deposit Base

FRME

Noninterest-bearing 15.2%
Other Transaction Accounts 37.7%
MMDA and Savings 33.5%
Time 13.6%

Total: $14.9B
MRQ Cost: 2.30%

FSFG

Noninterest-bearing 11.9%
Other Transaction Accounts 20.6%
MMDA and Savings 36.1%
Time 31.5%

Total: $1.7B
MRQ Cost: 2.41%

Pro Forma

Noninterest-bearing 14.9%
Other Transaction Accounts 35.9%
MMDA and Savings 33.8%
Time 15.4%

Total: $16.6B

First Merchants.

11

Pro Forma Loans and Deposits FRME FSFG Pro Forma C&D 3.6% C&D C&D Consumer 6.3% 5.9% 1-4 Family1 Consumer & Other 1-4 Family1 13.4% & Other 1-4 Family1 11.6% Consumer 13.2% Strong and 18.3% 17.7% & Other HELOC 23.8% HELOC Diversified HELOC 4.9% 7.1% 21.9% C&I OOCRE C&I Loan 5.5% C&I OOCRE 33.3% 9.2% 29.7% 9.9% Non- Non- Portfolio OOCRE Non- OOCRE Multifamily OOCRE OOCRE 1.7% 14.4% 11.4% 15.6% 11.9% Multifamily Multifamily 4.9% 4.5% Total: $13.3B Total: $2.0B Total: $15.3B MRQ Yield: 6.32% MRQ Yield: 5.86% Noninterest- Noninterest- Noninterest-bearing bearing bearing 15.2% 11.9% Time Other 14.9% Time 13.6% Transaction Accounts 15.4% Attractive Other Time 31.5% 20.6% Other Transaction Transaction Core Deposit Accounts Accounts 35.9% 37.7% MMDA and Base MMDA and Savings Savings 33.5% MMDA and Savings 36.1% 33.8% Total: $14.9B Total: $1.7B Total: $16.6B MRQ Cost: 2.30% MRQ Cost: 2.41% 1Includes Closed-End 1-4 Family Loans. Note: Loan and deposit compositions reflect bank-level regulatory data as of June 30, 2025; Yield and cost figures represent GAAP data as of June 30, 2025. 11

Summary Financial Impact & Assumptions 11% EPS accretion for last 9 months of 2026 (with fully-phased cost savings) 4.8% TBV dilution at closing, inclusive of all transaction expenses, with an earnback of 3 years using the crossover method1 Tangible common equity / tangible assets of ~8.7% estimated at closing Financial Impact CET1 capital ratio of ~10.9% estimated at closing Total risk-based capital ratio of ~12.6% estimated at closing CRE Construction estimated 2 ~42% / 100% at closing CRE Total estimated 2 ~184% / 300% at closing 27.5% of FSFG’s noninterest expense Estimated Cost Savings 67% phased-in during the last 9 months of 2026 and 100% thereafter 1.29%, or $25.1 million, ACL established on portfolio ($9.8 million PCD and $15.2 million non-PCD) Loan Credit Mark Assumes early adoption of FASB’s new standard for purchased financial assets, resulting in no accretable credit mark Loan interest rate mark of $78.5 million, or 4.0% of FSFG’s gross loans, accreted over 4 years using the straight-line method Interest Rate Marks Total net fair value discount on liabilities of $0.1 million, including Time Deposits, FHLB Advances and Subordinated Debt $24.5 million after-tax merger charges Transaction Expenses Fully reflected in TBV dilution at closing Core deposit intangible of 2.5%, amortized over 10 years using the sum of the years’ digits method $2.1 million net reversal of deferred fees Other Assumptions FSFG securities portfolio is sold and reinvested into higher yielding assets at close ~$0.8 million annual after-tax reduction in noninterest income related to Durbin interchange impact 1Based on when pro forma tangible book value per share crosses over and begins to exceed projected standalone FRME tangible book value per share. Inclusive of all transaction costs. 2Measures loans as a percentage of the Bank’s total regulatory capital which is used by regulators to assess CRE exposure 12

Summary

Strong Market Share Across Top 5 Pro Forma MSAs

Rank	MSA	Deposits ($M)	% of PF Franchise	PF Rank
1	Indianapolis, IN	$4,975	30.0%	7
2	Muncie, IN	$1,802	10.9%	1
3	Chicago, IL-IN[1]	$1,509	9.1%	3
4	Louisville/Jefferson County, KY-IN[2]	$1,381	8.3%	2
5	Detroit, MI	$1,162	7.0%	11

Attractive Financial Results

11% 9 Mos. 2026E EPS Accretion[3]	**4.8%** TBV Dilution	**3 Yrs.** TBV Earnback
1.25% 9 Mos. 2026E ROAA[3]	**14.5%** 9 Mos. 2026E ROATCE[3]	**53.6%** 9 Mos. 2026E Efficiency Ratio[3]
8.7% TCE / TA	**10.9%** CET1 Ratio	**12.6%** Total RBC Ratio

First Merchants.

13

Summary Leading Midwest franchise headquartered in Indiana of over $20 billion in assets and higher growth potential Compelling both strategically and financially Expands FRME into Southern Indiana, increasing statewide deposit market share Strong operational fit with FSFG’s legacy community markets; Louisville MSA expected to provide commercial banking opportunities going forward Scalability of FSFG’s nationwide lending and fee income platforms Strong Market Share Across Top 5 Pro Forma MSAs Attractive Financial Results Deposits % of PF PF Rank MSA ($M) Franchise Rank 11% 4.8% 3 Yrs. 1 Indianapolis, IN $4,975 30.0% 7 9 Mos. 2026E TBV TBV EPS Accretion3 Dilution Earnback 2 Muncie, IN $1,802 10.9% 1 1.25% 14.5% 53.6% 3 Chicago, IL-IN1 $1,509 9.1% 3 9 Mos. 2026E 9 Mos. 2026E 9 Mos. 2026E ROAA3 ROATCE3 Efficiency Ratio3 4 Louisville/Jefferson County, KY-IN2 $1,381 8.3% 2 8.7% 10.9% 12.6% 5 Detroit, MI $1,162 7.0% 11 TCE / TA CET1 Ratio Total RBC Ratio 1Includes only Indiana counties classified as part of the Chicago-Naperville-Elgin, IL-IN MSA (Jasper, Lake, Newton and Porter counties). 2Includes only Indiana counties classified as part of the Louisville/Jefferson County, KY-IN MSA (Clark, Floyd, Harrison and Washington counties). 3Assumes fully phased-in cost savings; results for the last 9 months of 2026. 13 Source: FDIC Summary of Deposits as of June 30, 2025.

FRME's Track Record of Shareholder Value Creation

10-Year Total Return *(2014-2024)*

230.1%
200.3%
FRME
KBW NASDAQ Regional Banking Index

Earnings per Share

CAGR 2014-2024: 7.5%
$1.65
$1.72
$1.98
$2.12
$3.22
$3.19
$2.74
$3.81
$3.81
$3.73
$3.41
$1.92
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD'25

Dividends per Share

CAGR 2014-2024: 17.0%
$0.29
$0.41
$0.54
$0.69
$0.84
$1.00
$1.04
$1.13
$1.25
$1.34
$1.39
$0.71
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD'25

Tangible Book Value per Share

CAGR 2014-2024: 7.0%
Adjusted CAGR[1] 8.5%
$13.27
$14.38
$15.83
$16.78
$19.24
$21.24
$22.64
$24.09
$25.42
$27.98
$30.02
$31.21
$13.65
$14.68
$15.85
$16.96
$19.12
$21.94
$24.27
$25.21
$21.45
$25.06
$26.78
$27.90
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD'25
TBVPS
TBVPS Without AFS OCI [1]

Return on Tangible Common Equity

12.94%
12.47%
13.26%
13.29%
18.77%
15.81%
12.21%
16.17%
18.12%
16.76%
13.71%
14.30%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD'25

First Merchants.

14

FRME’s Track Record of Shareholder Value Creation 10-Year Total Return (2014-2024) Earnings per Share CAGR 2014-2024: 7.5% $3.81 $3.81 $3.73 230.1% $3.41 $3.22 $3.19 $2.74 $2.12 $1.98 $1.92 $1.65 $1.72 200.3% 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD’25 Dividends per Share FRME KBW NASDAQ Regional Banking Index CAGR 2014-2024: 17.0% $1.34 $1.39 $1.25 $1.13 $1.04 $1.00 Tangible Book Value per Share $0.84 $0.69 $0.71 $31.21 $0.54 CAGR 2014-2024: 7.0% $30.02 $0.41 $27.98 $0.29 Adjusted CAGR1 8.5% $25.42 $24.09 $22.64 $21.24 $19.24 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD’25 $16.78 $15.83 $14.38 $13.27 Return on Tangible Common Equity 18.77% 18.12% $13.65 $14.68 $15.85 $16.96 $19.12 $21.94 $24.27 $25.21 $21.45 $25.06 $26.78 $27.90 16.76% 15.81% 16.17% 14.30% 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD’25 13.26% 13.29% 13.71% 12.94% 12.47% 12.21% 1 TBVPS TBVPS Without AFS OCI 1Tangible book value per share excluding unrealized gain/loss in available for sale securities. 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD’25 14

APPENDIX

FSFG Summary Financial Highlights (Dollars in Thousands) CY 2020 CY 2021 CY 2022 CY 2023 CY 2024 6/30/25 LTM Balance Sheet Total Assets $ 1,873,665 $ 1,764,589 $ 2,196,919 $ 2,308,092 $ 2,388,735 $ 2,416,675 Gross Loans (Excl. HFS) 1,131,832 1,157,435 1,599,020 1,860,742 1,905,199 1,916,343 Deposits 1,121,320 1,267,035 1,537,841 1,683,846 1,832,774 1,736,194 Tangible Common Equity 154,748 173,437 148,767 154,155 165,822 173,699 Tangible Common Equity (Excl. AOCI) 142,859 164,218 167,767 167,761 183,611 193,760 Gross Loans (Excl. HFS) / Deposits 100.9% 91.3% 104.0% 110.5% 104.0% 110.4% Capital Tangible Common Equity / Tangible Assets 8.31% 9.89% 6.81% 6.71% 6.97% 7.22% Tier 1 Leverage Ratio 8.92% 9.81% 7.55% 7.25% 7.53% 7.98% Tier 1 Capital Ratio 10.45% 11.39% 8.51% 8.84% 9.63% 10.07% Total Capital Ratio 13.17% 13.84% 12.01% 12.12% 12.83% 12.63% Asset Quality Nonperforming Assets $ 12,691 $ 10,642 $ 8,841 $ 11,533 $ 13,215 $ 13,615 Nonperforming Loans 10,648 8,914 8,638 10,442 12,124 12,502 NPLs / Loans 0.72% 0.68% 0.53% 0.55% 0.63% 0.63% NPAs / Assets 0.68% 0.60% 0.40% 0.50% 0.55% 0.56% Reserves / NPLs 160.8% 165.8% 186.2% 179.9% 170.6% 164.1% Reserves / Loans 1.15% 1.12% 0.98% 1.00% 1.07% 1.04% NCOs / Average Loans 0.13% 0.03% 0.07% 0.05% 0.03% 0.03% Income Statement Net Interest Income $ 50,114 $ 57,336 $ 63,010 $ 59,426 $ 59,411 $ 63,255 Provision Expense 8,125 (1,909) 2,366 2,040 2,229 1,197 Noninterest Income 161,305 90,653 39,388 23,406 11,057 12,294 Realized Gains on Securities (3) 51 436 (470) 644 168 Noninterest Expense 145,938 119,859 85,321 73,391 51,032 53,528 Pre-Tax Income 57,353 30,230 15,147 5,672 21,239 24,107 Income Tax Expense 16,550 6,281 1,195 (549) 2,342 2,545 Net Income 40,803 23,949 13,952 6,221 18,897 21,562 Profitability Net Interest Margin 3.50% 3.74% 3.64% 2.93% 2.70% 2.85% Cost of Deposits 0.49% 0.27% 0.60% 2.08% 2.89% 2.72% Efficiency Ratio 68.5% 80.2% 81.5% 86.2% 70.2% 69.1% Non-Interest Income / Avg. Assets 10.19% 5.21% 2.01% 1.03% 0.46% 0.51% Non-Interest Expense / Avg. Assets 9.22% 6.89% 4.36% 3.24% 2.13% 2.22% ROAA 2.58% 1.38% 0.71% 0.28% 0.79% 0.89% ROAE 28.8% 13.6% 8.3% 3.9% 11.1% 12.2% Note: Represents financial data for the calendar year ended December 31 and last twelve months ended June 30, 2025. Data Source: S&P Global Market Intelligence. 16

TBV Dilution and Pro Forma Earnings Accretion Reconciliation

Tangible Book Valuation Dilution Detail

	$ Millions	Common Shares (Millions)	$ Per Share
FRME Tangible Book Value at Close (3/31/2026)	$1,713	57	$29.91
Equity Consideration to FSFG	235	6	
Core Deposit Intangibles	(30)		
Goodwill Created	(103)		
Transaction Cost Attributable to FRME	(14)		
Pro Forma Tangible Book Value	**$1,800**	**63**	**$28.47**

Illustrative Fully Phased-in 2026E EPS Accretion[1]

Dollars in millions, excluding per share data	2026E
FRME Earnings (Consensus Estimates)	$223
FSFG Earnings	27
Combined Earnings	**$251**
Fully Phased-in Cost Savings	$12
Accretion of Interest Rate Marks	15
Incremental Income on Securities Reinvestment	2
Amortization of Core Deposit Intangibles	(4)
Other Adjustments[2]	(2)
Combined Earnings	**$273**
Standalone Avg. Diluted Shares Outstanding (Millions)[3]	58
Standalone EPS[3]	**$3.86**
Combined Avg. Diluted Shares Outstanding (Millions)	64
Combined EPS	**$4.29**

EPS Accretion ($)	$0.43
EPS Accretion (%)	11%

First Merchants.

[1]For illustrative purposes, assumes transaction closes on December 31, 2025 and cost savings are fully phased-in.
[2]Includes net opportunity cost of cash, elimination of existing target CDI amortization and lost interchange income related to Durbin Amendment.
[3]Based on mean consensus 2026E net income and Q2 2025 diluted shares, does not include the impact of any prospective share repurchases.

17

TBV Dilution and Pro Forma Earnings Accretion Reconciliation Tangible Book Valuation Dilution Detail Illustrative Fully Phased-in 2026E EPS Accretion1 Common Shares $ Per $ Millions (Millions) Share Dollars in millions, excluding per share data 2026E FRME Tangible Book Value at Close (3/31/2026) $1,713 57 $29.91 FRME Earnings (Consensus Estimates) $223 FSFG Earnings 27 Equity Consideration to FSFG 237 6 Combined Earnings $251 Core Deposit Intangibles (30) Fully Phased-in Cost Savings $12 Goodwill Created (105) Accretion of Interest Rate Marks 15 Transaction Cost Attributable to FRME (14) Incremental Income on Securities Reinvestment 2 Pro Forma Tangible Book Value $1,800 63 $28.47 Amortization of Core Deposit Intangibles (4) Other Adjustments2 (2) Combined Earnings $273 FRME TBV Per Share Dilution ($) ($1.43) FRME TBV Per Share Dilution (%) (4.8%) Standalone Avg. Diluted Shares Outstanding (Millions) 58 Standalone EPS $3.86 TBVPS Earnback (Years) 3.0 Combined Avg. Diluted Shares Outstanding (Millions) 64 Combined EPS $4.29 EPS Accretion ($) $0.43 EPS Accretion (%) 11% 1For illustrative purposes, assumes transaction closes on December 31, 2025 and cost savings are fully phased-in. 2Includes net opportunity cost of cash, elimination of existing target CDI amortization and lost interchange income related to Durbin Amendment. 17